

GROWTH Through Diversity

2006 ANNUAL REPORT





HEICO® Corporation


64%
17%
19%

O **Commercial Aviation**

O **Defense and Space**

O **Other Markets**

The chart above depicts the HEICO Sales breakdown between commercial aviation, defense & space and other markets sales.





SOME HEICO PRODUCTS

Commercial Aviation



- FAA-approved Jet Engine Replacement Parts
- FAA-approved Aircraft Controls and Accessory Replacement Parts for Jet Aircraft
- Avionics and Instrument Repair & Overhaul Services
- Electro-Mechanical, Flight Surface, Hydraulic, Pneumatic and Wheel/ Brake Repair and Overhaul Services
- Distribution of Niche Parts and Subcomponents
- Emergency Backup Power Supplies
- Cabin Lighting and Other Electronics
- Thermal Insulation
- Seals

Defense, Military Satellite & Non-Defense Electronics



- Amplifiers
- Electromagnetic/Radio Frequency Interference Shielding
- High Voltage and other Cable Assemblies
- High Voltage and other Interconnect Devices
- Infrared Calibration Equipment
- Infrared Simulation Equipment
- Infrared Testing Equipment
- Laser Electronics
- Laser Rangefinder Receivers
- Laser Power Supplies
- Microwave Subcomponents
- Peripheral Interface Cards

Commercial Satellite and Homeland Security



- Interconnect Devices
- Microwave Subcomponents
- High Speed Peripheral Interface Data Capture Cards
- High Speed Video Capture Interface Devices

Medical Equipment



- Electromagnetic and Radio Frequency Interference Shielding
- High Voltage Cable Assemblies
- High Voltage Encapsulation
- High Voltage Interconnect Devices
- High Voltage Power Supplies
- Laser Power Supplies
- Quadrant Tracking Receivers

HEICO AT A GLANCE

HEICO has established a significant global footprint with operations located throughout the United States, in Europe and in Asia. The map below denotes the location of HEICO facilities and whether they are Flight Support Group or Electronic Technologies Group locations. These facilities provide design, manufacturing, sales, service, distribution and customer support for a variety of end markets.



Domestic
72%
International
28%

The chart above depicts the HEICO Sales breakdown between our international and domestic sales.

Flight Support Group **Electronic Technologies Group**



| FINANCIAL HIGHLIGHTS |

For the year ended October 31,	2004	2005	2006
(In thousands, except per share data)			
Operating Data:			
Net sales	$ 215,744	$ 269,647	$ 392,190
Operating income	32,619[1]	44,649	66,867
Interest expense	1,090	1,136	3,523
Interest and other income	26	528	639
Life insurance proceeds	5,000[2]	–	–
Net income	$ 20,630[1][2]	$ 22,812	$ 31,888[3]
Weighted average number of common shares outstanding:			
Basic	24,037	24,460	25,085
Diluted	25,755	26,323	26,598
Per Share Data:			
Net income:			
Basic	$ .86[1][2]	$ .93	$ 1.27[3]
Diluted	.80[1][2]	.87	1.20[3]
Cash dividends	.05	.05	.08
Balance Sheet Data (as of October 31):			
Total assets	$ 364,255	$ 435,624	$ 534,815
Total debt (including current portion)	18,129	34,124	55,061
Minority interests in consolidated subsidiaries	44,644	49,035	63,301
Shareholders' equity	247,402	273,503	317,258

(1) Operating income was reduced by an aggregate of $850 in restructuring expenses, which decreased net income by $427, or $.02 per basic and diluted share.
(2) Represents proceeds from a $5,000 key-person life insurance policy. The minority interest's share of this income totaled $1,000, which is reported as a component of minority interests' share of income. Accordingly, the life insurance proceeds increased net income by $4,000, or $.17 per basic and $.16 per diluted share.
(3) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities claimed for certain prior years, which increased net income by $1,002, or $.04 per basic and diluted share.

NET SALES
(in millions)



215.7
269.6
392.2
04
05
06

OPERATING INCOME
(in millions)



32.6
44.6
66.9
04
05
06

NET INCOME
(in millions)



20.6
22.8
31.9
04
05
06

NET INCOME PER SHARE
(diluted)



.80
.87
1.20
04
05
06

CORPORATE PROFILE

In its 50th year of business, HEICO Corporation is a technology-driven aerospace, defense and electronics company serving niche segments of markets often underserved by others. HEICO's commercial aviation products and services include the design, manufacture and sale of FAA-approved aircraft replacement parts offered as alternatives to OEM products; accessory component repair & overhaul services for hydraulic, pneumatic, electro-mechanical, avionic and flight surface applications; niche aircraft parts distribution; and other critical aircraft parts. HEICO's defense, space and electronics businesses offer niche electronics, electro-optical, microwave and other subcomponents found in defense, space, medical, homeland security, telecom and other equipment used internationally. HEICO's customers include most of the world's airlines, numerous major prime defense contractors, satellite manufacturers, medical equipment manufacturers and government agencies.

Since 1990, HEICO's sales and earnings have grown approximately 19% per annum and, again in 2006, reached record levels. HEICO owes its success to the support, diligence and innovation of all of its Team Members, customers, suppliers and shareholders.

PRESIDENT'S MESSAGE



Dear Fellow Shareholders:

As HEICO Corporation enters its 50th year in continuous operation, we do so in record strength, size and profitability. In fiscal 2006, HEICO's net sales increased 45% to a record $392,190,000 from $269,647,000 in the prior fiscal year. Net income increased 40% to a record $31,888,000, or $1.20 per diluted share, from $22,812,000, or .87 cents per diluted share, in the prior fiscal year.

During the year, HEICO's strong organic growth and acquisitions brought about great success in both of our operating units. We continue to deploy the same strategies in order to maintain our growth in the short, medium and long term. We believe HEICO remains well positioned to grow.

As has become the tradition in many of our annual reports, I refer you to the following interview with me wherein I further expand upon HEICO's strategy, successes and plans based upon questions which I receive during the course of the year.

As always, I thank all of HEICO's dedicated Team Members, customers and suppliers for all they do to make HEICO achieve its goals. I especially thank our shareholders for their support and the talented members of our Board of Directors for their unceasing guidance and assistance in growing HEICO.

Sincerely,

Laurans A. Mendelson
Chairman, President and
Chief Executive Officer

February 15, 2007

QUESTIONS & ANSWERS

Each year, we present an interview with Laurans A. Mendelson, HEICO's Chairman, President and Chief Executive Officer, based on questions which he receives during the course of the year. The following is this year's interview with the CEO:

Q Other than the excellent financial results in fiscal 2006, what were some of HEICO's notable successes?

A There were many great successes for HEICO this past year and they are (not necessarily in order of importance): we completed four acquisitions; fully integrated one of the acquisitions by eliminating two redundant facilities; entered into an important strategic Joint Cooperation Agreement with the China Aviation Import and Export Group Corporation; continued to develop new products at a record rate; declared our 56th consecutive semi-annual cash dividend since 1979; we were recognized by Forbes Magazine as one of the "200 Best Small Companies" in the United States; and we were awarded the "Good to Great" award by the Greater Miami, Greater Ft. Lauderdale and Boca Raton Chambers of Commerce.

Q You mentioned recent acquisitions; can you tell us more about them?

A During fiscal 2006, we acquired a majority of Seal Dynamics, which started our Distribution Group within the Flight Support Group; Arger Enterprises and its companion company, which bolstered our Parts Group and was promptly consolidated into other existing HEICO facilities; and we completed the purchase of Prime Air, which provides an extension of parts supply capabilities for both our Parts Group and our Repair Group. In the Electronic Technologies Group, we completed the acquisition of Engineering Design Team, which supplies critical Data Capture Peripheral Interfaces used in, among other things, surveillance for homeland security applications. All of these acquisitions proved accretive to earnings within the year.

Q Why did the Flight Support Group enter in the distribution business with the Seal Dynamics purchase?

A Seal Dynamics is a highly specialized and niche distributor of parts and components supplied to commercial airlines and it has developed a line of alternative parts which it offers to airlines. As a result of their activities, they have built an excellent sales network, much of which is focused on the regional and commuter aircraft markets, and we felt we could deepen our market penetration and product offerings with their capabilities. Thus far, Seal Dynamics, led by an excellent management team, has seen strong growth and has been a very successful acquisition for HEICO.

Q What is the Electronic Technologies Group's overall strategy?

A The Electronic Technologies Group remains focused on supplying niche sub-components to be applied on numerous platforms in numerous industries. Although defense is the single largest customer segment for the business, other large markets include commercial satellites, medical equipment, homeland security systems, telecom and industrial applications. We believe that breadth of product lines is very important to this business.

Q Given its' strong acquisition history, was HEICO able to continue its' product development focus last year?

A Absolutely. One of our key tenets is that we must constantly develop, produce and sell new products to add to our existing product lines. Simply put, we are not interested in having our existing businesses remain static. Accordingly, we witnessed our typical progress in this function.

Q Will you maintain the same acquisition rate next year and what kind of acquisitions is HEICO seeking?

A HEICO continues to seek essentially similar acquisitions to the ones which it has made in the past. However, we continue to look for larger acquisitions that would be accretive to our earnings and which would provide appropriate depth to the company. We do not have a set numeric goal in number of acquisitions to make, rather we make acquisitions only when we believe they are appropriate. We continue to believe that there are numerous acquisition opportunities for us and we will pursue them as we historically have.

Q Some of HEICO's General & Administrative expenses have increased over the last couple of years. What are the primary causes?

A The largest single factor is expenses relating to compliance with regulatory requirements, principally Section 404 of the Sarbanes Oxley Act. HEICO is committed to full compliance and this is a very expensive process. We have seen recent indications that the government may take steps to make compliance more affordable. In addition, some of the increased General & Administrative expenses result from higher employment compensation expenses.

Q What is the Flight Support Group's strategy?

A The Flight Support Group's strategy is to continue to deliver excellent value to aircraft operators through new parts, distribution, repair & overhaul and specialty components which we supply. By offering products and services not offered by others and by reducing operators' costs, we have become a critical and close supplier to numerous airlines and aircraft operators throughout the globe. We fully intend to continue this strategy.

GROWTH
through research and development



An engineer at an Electronic Technologies Group company adjusts a RAD9000 Spectral Radiometer – a high-performance instrument supporting extremely accurate absolute and relative radiometric calibration of electro-optical test systems.



The High-Voltage operations of HEICO's Electronic Technologies Group produce components for high-technology medical imaging systems, such as CT systems.

All of HEICO's businesses adhere to the basic principle that they must consistently develop new products which our customers need. Typically, our new products are designed in response to direct customer specifications or requests, not as general concepts offered for sale which we hope will later be purchased. This allows us to have a laser-sharp focus on our exact customer requirements. All HEICO businesses expend significant resources on engineering talent and equipment each year. These resources allow us to develop products for commercial aviation, military aviation, satellites, defense targeting, defense electronics, medical, telecom, instrumentation, semi-conductor and other industrial applications used the world over. Since 1990, HEICO has employed aggressive product development programs which have yielded strong results for our customers and shareholders.

Approximate Number of Commercial Aircraft Parts Offered


5,100
4,000
3,400
04
05
06

A laboratory technician at a Flight Support Group facility which develops FAA approved aircraft replacement parts works with a magnification system to examine porosity and grain structure of a crucial commercial aircraft part. HEICO's engineering team is renowned for its top quality research.


HEICO

GROWTH
through production



A high-speed input/output interface designed and produced by the Electronic Technologies Group for communications is used in, among others, homeland security applications.



The complex aircraft Oil Filler and Valve, shown above, was manufactured by the Flight Support Group by a trained machinist using exacting production standards.

Quality production of our products and services is a HEICO hallmark. Known for Quality, Service and Dependability, HEICO's facilities deploy state-of-the-art machinery along side older and cost-effective equipment to ensure what we make is of the highest reliability and is efficiently produced. More important, though, are our trained and incredibly diligent production Team Members who employ painstaking efforts to ensure that every HEICO product and service meets the exacting standards which are required. Further, in sourcing metals and other subcomponents, HEICO relies on a top quality supply chain to provide flawless materials at reasonable costs. With over 25 facilities in the United States and United Kingdom, HEICO is very proud of its production capabilities.



HEICO's Electronic Technologies Group produces microwave subcomponents and high voltage connectors for use in commercial and military spacecraft.

A state-of-the-art Computer Numerically Controlled Machining Center machines a complex and high tolerance aircraft part at the Flight Support Group's manufacturing facility in Hollywood, Florida. HEICO's product manufacturing ranges from very large to very small components.



GROWTH
through market penetration



A Flight Support Group subsidiary developed this wing tip light as a replacement. The light, which uses light emitting diodes instead of incandescent bulbs, is believed to last at least 25 times longer than the part which it replaces.



Numerous products produced by HEICO's Electronic Technologies Group are found in electronics and avionics systems aboard many fighter aircraft, including the F-16 aircraft shown here.

Market Penetration is another HEICO success story. In fiscal 2006, HEICO continued to garner new customers and supply more products to its existing customers. This results from our unceasing commitment to adding products and to growing a highly qualified international sales force for all of our businesses. Each HEICO operation must aggressively pursue customers and this requires regularly adding talented sales and marketing Team Members. Fiscal 2006 was no exception to this rule, as we expanded our presence in the United States and internationally. We are not merely content to fulfill a portion of our customers' needs, but we feel compelled to supply to them everything which we make or service.

Approximate Total Employment at Fiscal Year End


1,260
1,560
1,850
04
05
06

HEICO counts all 20 of the world's largest airlines as customers. HEICO has partnered with several major airlines around the world. The Lufthansa Technik subsidiary of Deutsche Lufthansa owns 20% of the Flight Support Group and is a critical partner. HEICO parts are used extensively on Lufthansa, and many other operators, aircraft, such as the Airbus A320 shown below.


Lufthansa

GROWTH
through customer focus



HEICO's Flight Support Group has expanded its services to the regional, commuter and business jet market. One of its most recent offerings is a Nose Cowl used with the regional jet engine shown above.





Representatives of the Flight Support Group's customer service staff work diligently to ensure that customer orders are filled and needs met rapidly.

HEICO believes that a customer sale is not complete when the order is taken or the product is delivered. Follow-through and technical assistance are crucial to ensuring that our customers receive exactly what they need. The ultimate test of a supplier/partner's commitment to its' customers is how it handles after-order and after-sale inquiries. In various ways, HEICO's operations expend considerable resources to guarantee that our customers receive the continuing focus in both technical and financial realms. Our view is that each sale must stand on its own and the support behind it must also. HEICO support offices in the United Stated, United Kingdom, Germany and Singapore provide round-the-clock coverage to many of our customers.

A specially trained technician at the Flight Support Group's Component Repair organization tests an aircraft generator following overhaul at one of the Group's four FAA licensed repair stations in the United States. HEICO's Flight Support Group is one of the largest independent accessory component repair organizations in the United States.



2006 FINANCIAL STATEMENTS AND OTHER INFORMATION

| SELECTED FINANCIAL DATA |

For the year ended October 31,[1]	2002	2003	2004	2005	2006
			(in thousands, except per share data)		
Operating Data:					
Net sales	$ 172,112	$ 176,453	$ 215,744	$ 269,647	$ 392,190
Gross profit	61,502	58,104	75,812	100,996	142,513
Selling, general and administrative expenses	39,102	34,899	43,193	56,347	75,646
Operating income	22,400	23,205	32,619[5]	44,649	66,867
Interest expense	2,248	1,189	1,090	1,136	3,523
Interest and other income	97	93	26	528	639
Life insurance proceeds	–	–	5,000[6]	–	–
Gain on sale of product line	1,230[3]	–	–	–	–
Net income	$ 15,226[4]	$ 12,222	$ 20,630[5][6]	$ 22,812	$ 31,888[7]
Weighted average number of common shares outstanding:[2]					
Basic	23,004	23,237	24,037	24,460	25,085
Diluted	24,733	24,531	25,755	26,323	26,598
Per Share Data:[2]					
Net income:					
Basic	$ .66[4]	$ .53	$ .86[5][6]	$ .93	$ 1.27[7]
Diluted	.62[4]	.50	.80[5][6]	.87	1.20[7]
Cash dividends	.045	.045	.050	.050	.080
Balance Sheet Data (as of October 31):					
Total assets	$ 336,332	$ 333,244	$ 364,255	$ 435,624	$ 534,815
Total debt (including current portion)	55,986	32,013	18,129	34,124	55,061
Minority interests in consolidated subsidiaries	38,313	40,577	44,644	49,035	63,301
Shareholders' equity	207,064	221,518	247,402	273,503	317,258

(1) Results include the results of acquisitions from each respective effective date.

(2) Information has been adjusted retroactively to give effect to a 10% stock dividend paid in shares of Class A Common Stock in January 2004.

(3) Represents an increase in the gain on sale of Trilectron Industries, Inc., a product line sold in September 2000, of $1,230 ($765, or $.03 per basic and diluted share, net of tax) resulting from the elimination of certain reserves upon expiration of indemnification provisions of the sale.

(4) Includes the recovery of a portion of taxes paid in prior years resulting from an income tax audit, which increased net income by $2,107, or $.09 per basic and diluted share, net of related expenses. The aggregate increase in net income from the gain on sale of a product line (see Note 3 above) and the recovery of taxes was $2,872, or $.12 per basic and diluted share.

(5) Operating income was reduced by an aggregate of $850 in restructuring expenses recorded by certain subsidiaries of the Flight Support Group that provide repair and overhaul services including $350 recorded in cost of sales and $500 recorded in selling, general and administrative expenses. The restructuring expenses decreased net income by $427, or $.02 per basic and diluted share.

(6) Represents proceeds from a $5,000 key-person life insurance policy maintained by a subsidiary of the Flight Support Group. The minority interest's share of this income totaled $1,000, which is reported as a component of minority interests' share of income. Accordingly, the life insurance proceeds increased net income by $4,000, or $.17 per basic and $.16 per diluted share.

(7) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities claimed for certain prior years, which increased net income by $1,002, or $.04 per basic and diluted share.

| MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS |

OVERVIEW

The Company's operations are comprised of two operating segments, the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG").

The Flight Support Group consists of HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and its subsidiaries, which primarily:

- *Designs, Manufactures and Distributes Jet Engine and Aircraft Component Replacement Parts.* The Flight Support Group designs, manufactures and distributes jet engine and aircraft component replacement parts for sale at lower prices than those manufactured by original equipment manufacturers. The parts are approved by the Federal Aviation Administration ("FAA") and they are the functional equivalent of parts sold by original equipment manufacturers. The Flight Support Group also manufactures and sells specialty parts as a subcontractor for original equipment manufacturers and the United States government. The Flight Support Group also distributes hydraulic, pneumatic, mechanical and electro-mechanical components for the commercial, regional and general aviation markets.
- *Repairs and Overhauls Jet Engine and Aircraft Components, Avionics and Instruments.* The Flight Support Group repairs and overhauls jet engine and aircraft components and inertial navigation systems and other avionics, instruments, and components for domestic and foreign commercial air carriers, military aircraft operators and aircraft repair and overhaul companies. The Flight Support Group also provides commercial airlines, regional operators, asset management companies, and MRO providers with high quality and cost effective niche accessory component exchange services as an alternative to OEMs' spares services.

The Electronic Technologies Group consists of HEICO Electronic Technologies Corp. ("HEICO Electronic") and its subsidiaries, which primarily:

- *Designs and Manufactures Electronic and Electro-Optical Equipment.* The Electronic Technologies Group designs, manufactures and sells various types of electronic, microwave and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infra-red simulation, calibration and testing equipment and electromagnetic interference shielding for commercial and military aircraft operators, electronics companies and telecommunications equipment suppliers.
- *Designs and Manufactures High-Speed Interface Products.* The Electronic Technologies Group designs, manufactures and sells advanced high-technology interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems and test systems to almost any computer.
- *Designs and Manufactures High Voltage Interconnection Devices.* The Electronic Technologies Group designs and manufactures high voltage interconnection devices, cable assemblies and wire for the medical equipment, defense and other industrial markets.

The Company's results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. For further information regarding the acquisitions discussed below, see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. The acquisitions have been accounted for using the purchase method of accounting and are included in the Company's results of operations from the effective dates of acquisition.

During fiscal 2005, the Company, through its HEICO Electronic Technologies Corp. subsidiary, acquired Connectronics Corp. and its affiliate, Wiremax, Ltd. (collectively "Connectronics") in December 2004, Lumina Power, Inc. ("Lumina") in February 2005, and an 85% interest in HVT Group, Inc. ("HVT") in September 2005. The remaining 15% interest is held by certain members of HVT's management group.

In November 2005, the Company, through its HEICO Electronic Technologies Corp. subsidiary, acquired all of the stock of Engineering Design Team, Inc. and substantially all of the assets of its affiliate (collectively "EDT") and through its HEICO Aerospace Holdings Corp. subsidiary, acquired a 51% interest in Seal Dynamics LLC ("Seal LLC"). The remaining 49% interest is principally owned by a member of Seal LLC's management group.

In May 2006 and September 2006, the Company, through its HEICO Aerospace Holdings Corp. subsidiary, acquired all of the stock of Arger Enterprises, Inc. and its related companies (collectively "Arger") and an 80% interest in Prime Air, Inc. and its affiliate (collectively "Prime"), respectively. Under the Prime transaction, the Company formed a new subsidiary, Prime Air, LLC ("Prime Air"), which acquired substantially all of the assets and assumed certain liabilities of Prime. The new subsidiary is owned 80% by the Company and 20% by certain members of Prime's management group.

The operating results of each acquired company were included in the Company's results from their effective acquisition date. The purchase price of each fiscal 2005 and 2006 acquisition was principally paid in cash using proceeds from the Company's revolving credit facility and was not significant to the Company's consolidated financial statements individually or in aggregate.

CRITICAL ACCOUNTING POLICIES

The Company believes that the following are its most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 4%, 6% and 6% in fiscal 2006, 2005 and 2004, respectively. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2006, 2005 or 2004.

Valuation of Accounts Receivable

The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, and economic conditions within and outside of the aviation, defense, space, and electronics industries. Actual bad debt expense could differ from estimates made.

Valuation of Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns, and expected future demand and estimates the amount necessary to write-down its slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

Valuation of Goodwill

The Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss shall be recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any. The determination of fair value requires the Company to make a number of estimates, assumptions and judgments of such factors as earnings multiples, projected revenues and operating expenses and the Company's weighted average cost of capital. If there is a material change in such assumptions used by the Company in determining fair value or if there is a material change in the conditions or circumstances influencing fair value, the Company could be required to recognize a material impairment charge. Based on the annual goodwill test for impairment as of October 31, 2006, the Company determined there is no impairment of its goodwill.

Purchase Accounting

The Company applies the purchase method of accounting to its acquisitions. Under this method, the purchase price, including any capitalized acquisition costs, is allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair market values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. We determine the fair values of such assets and liabilities, generally in consultation with third-party valuation advisors.

RESULTS OF OPERATIONS

The following table sets forth the results of the Company's operations, net sales and operating income by operating segment, and the percentage of net sales represented by the respective items in the Company's Consolidated Statements of Operations:

For the year ended October 31,	2004	2005	2006
Net sales	$ 215,744,000	$ 269,647,000	$ 392,190,000
Cost of sales	139,932,000	168,651,000	249,677,000
Selling, general and administrative expenses	43,193,000	56,347,000	75,646,000
Total operating costs and expenses	183,125,000	224,998,000	325,323,000
Operating income	$ 32,619,000	$ 44,649,000	$ 66,867,000
Net sales by segment: (1)			
Flight Support Group	$ 158,643,000	$ 191,989,000	$ 277,255,000
Electronic Technologies Group	57,243,000	77,821,000	115,021,000
Intersegment sales	(142,000)	(163,000)	(86,000)
	$ 215,744,000	$ 269,647,000	$ 392,190,000
Operating income by segment: (1)			
Flight Support Group	$ 22,435,000	$ 32,795,000	$ 46,840,000
Electronic Technologies Group	17,075,000	20,978,000	34,026,000
Other, primarily corporate	(6,891,000)	(9,124,000)	(13,999,000)
	$ 32,619,000	$ 44,649,000	$ 66,867,000
Net sales	100.0%	100.0%	100.0%
Gross profit	35.1%	37.5%	36.3%
Selling, general and administrative expenses	20.0%	20.9%	19.3%
Operating income	15.1%	16.6%	17.0%
Interest expense	0.5%	0.4%	0.9%
Interest and other income	-	0.2%	0.2%
Life insurance proceeds	2.3%	-	-
Income tax expense	5.1%	6.0%	5.3%
Minority interests' share of income	2.3%	1.9%	2.9%
Net income	9.6%	8.5%	8.1%

(1) During fiscal 2006, one of the Company's subsidiaries formerly included in the Electronic Technologies Group was reclassified to the Flight Support Group. Prior period amounts have been retroactively restated to reflect the revised segment classification.

| MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS |

COMPARISON OF FISCAL 2006 TO FISCAL 2005

Net Sales

Net sales in fiscal 2006 increased by 45.4% to $392.2 million, as compared to net sales of $269.6 million in fiscal 2005. The increase in net sales reflects an increase of $85.3 million (a 44.4% increase) to $277.3 million in net sales within the FSG, and an increase of $37.2 million (a 47.8% increase) to $115.0 million in net sales within the ETG. The FSG's net sales increase reflects the acquisition of Seal LLC, Arger and Prime Air and organic growth of approximately 14%. The organic growth reflects increased sales of new products and services as well as improved demand for the FSG's aftermarket replacement parts and repair and overhaul services associated with continued recovery within the commercial airline industry. The ETG's net sales increase reflects the acquisitions of Connectronics, Lumina, HVT and EDT and organic growth of approximately 8% reflecting increased demand for certain products.

The Company's net sales in fiscal 2006 by market approximated 64% from the commercial aviation industry, 19% from the defense and space industries and 17% from other industrial markets including medical, electronics and telecommunications. The Company's net sales in fiscal 2005 by market approximated 64% from the commercial aviation industry, 23% from the defense and space industries and 13% from other industrial markets including medical, electronics and telecommunications.

Gross Profit and Operating Expenses

The Company's gross profit margin decreased slightly to 36.3% in fiscal 2006 as compared to 37.5% in fiscal 2005, reflecting slightly lower margins within the FSG offset by an increase in the ETG margin. The FSG's gross profit margin decrease was due principally to a less favorable product mix including the expected impact of lower margins realized on products distributed by SDI and Arger. The ETG's gross profit margin increase was principally from improved product mix, including a higher margin product mix contributed by recent acquisitions. Consolidated cost of sales in fiscal 2006 and 2005 includes approximately $15.3 million and $11.3 million, respectively, of new product research and development expenses.

Selling, general and administrative ("SG&A") expenses were $75.6 million and $56.3 million in fiscal 2006 and fiscal 2005, respectively. The increase in SG&A expenses was mainly due to higher operating costs, principally personnel related, associated with the aforementioned acquisitions, the increase in net sales discussed above, an increase in corporate expenses and stock option compensation expense (see "Stock Based Compensation", which follows. The increase in corporate expenses reflects higher compensation and performance awards ($2.0 million) as well as professional fees ($.7 million) associated with a qualified research and development activities claim (see "Income Tax Expense" below).

As a percentage of net sales, SG&A expenses decreased to 19.3% in fiscal 2006 compared to 20.9% in fiscal 2005. The decrease as a percentage of net sales is due to continued efficiencies in controlling costs while increasing revenues.

Operating Income

Operating income in fiscal 2006 increased by 49.8% to $66.9 million, compared to operating income of $44.6 million in fiscal 2005. The increase in operating income reflects an increase of $14.0 million (a 42.8% increase) to $46.8 million in operating income of the FSG in fiscal 2006 from $32.8 fiscal 2005. Operating income of the ETG increased $13.0 million (a 62.2% increase) to $34.0 million in fiscal 2006 from $21.0 million in fiscal 2005. These increases were partially offset by the aforementioned increase in corporate expenses. As a percentage of net sales, operating income increased from 16.6% in fiscal 2005 to 17.0% in fiscal 2006. The increase in operating income as a percentage of net sales reflects a slight decrease in the FSG's operating income as a percentage of net sales from 17.1% in fiscal 2005 to 16.9% in fiscal 2006 offset by an increase in the ETG's operating income as a percentage of net sales from 27.0% in fiscal 2005 to 29.6% in fiscal 2006. The decrease in the FSG's operating income as a percentage of net sales reflects the lower gross profit margins discussed previously, partially offset by improved operating efficiencies within SG&A expenses. The increase in the ETG's operating income as a percentage of net sales reflects the increased gross profit margins discussed previously.

Interest Expense

Interest expense increased to $3,523,000 in 2006 from $1,136,000 in fiscal 2005. The increase was principally due to a higher weighted average balance outstanding under the revolving credit facility in fiscal 2006 and higher interest rates. Additional information about the Company's revolving credit facility may be found within "Financing Activities", which follows.

Interest and Other Income

Interest and other income in fiscal 2006 and fiscal 2005 were not material.

Income Tax Expense

The Company's effective tax rate for fiscal 2006 decreased to 32.7% from 36.6% in fiscal 2005. The decrease is principally due to a higher amount of the minority interests' share of income excluded from the Company's fiscal 2006 consolidated income subject to federal income taxes, as well as an income tax credit for qualified research and development activities claimed in its income tax return for fiscal 2005 and amended returns for previous tax years that were filed in the third and fourth quarters of fiscal 2006. The aggregate tax credit, net of expenses, increased net income by approximately $1.0 million in fiscal 2006. For a detailed analysis of the provision for income taxes see Note 6, Income Taxes, of the Notes to Consolidated Statements of Operations.

Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries relates to the minority interests held in HEICO Aerospace, including the 20% minority interest held in HEICO Aerospace, the 49% minority interest held in Seal LLC and the 20% minority interest held in Prime Air; and the minority interests held in the ETG, which consist of the 20% minority interest held in Sierra Microwave Technology, LLC ("Sierra") and the 15% minority interest held in HVT. The increase in the minority interests' share of income in fiscal 2006 compared to fiscal 2005 is attributable to the acquisitions of Seal LLC (November 2005), HVT (September 2005), and Prime Air (September 2006) and the higher earnings of the FSG and Sierra.

Net Income

The Company's net income was $31.9 million, or $1.20 per diluted share, in fiscal 2006 compared to $22.8 million, or $.87 per diluted share, in fiscal 2005 reflecting the increased operating income referenced above.

Outlook

Both the FSG and the ETG reported significantly improved sales and operating income in fiscal 2006 compared to fiscal 2005. Operating margins within the FSG and the ETG continued at a strong level.

As the Company looks forward to fiscal 2007 and beyond, HEICO will continue its focus on developing new products and services, further market penetration, additional acquisition opportunities and maintaining its financial strength. Based on current economic and market conditions and including the results of the Company's recent acquisitions, the Company is targeting growth in fiscal 2007 net sales and earnings over fiscal 2006 results.

COMPARISON OF FISCAL 2005 TO FISCAL 2004

Net Sales

Net sales in fiscal 2005 increased by 25.0% to $269.6 million, as compared to net sales of $215.7 million in fiscal 2004. The increase in net sales reflects an increase of $33.3 million (a 21.0% increase) to $192.0 million in net sales within the FSG, and an increase of $20.6 million (a 35.9% increase) to $77.8 million in net sales within the ETG. The FSG's net sales increase primarily reflects improved demand for its aftermarket replacement parts and repair and overhaul services, which reflects continuing recovery within the commercial airline industry, as well as increased sales of new products. The increase in net sales within the ETG primarily resulted from the acquisition of Connectronics in December 2004, Lumina in February 2005 and HVT in September 2005 as well as improved demand for the Company's defense and industrial electronics components.

The Company's net sales in fiscal 2005 by market approximated 64% from the commercial aviation industry, 23% from the defense and space industries and 13% from other industrial markets including medical, electronics and telecommunications. Net sales in fiscal 2004 by market approximated 63% from the commercial aviation industry, 24% from the defense and space industries and 13% from other markets.

Gross Profit and Operating Expenses

The Company's gross profit margin improved to 37.5% in fiscal 2005 as compared to 35.1% in fiscal 2004, reflecting higher margins within the FSG offset by a slight decrease in the ETG margin. The FSG's gross profit margin increase was due principally to improved operating efficiencies resulting from the higher sales volumes within the FSG, lower new product research and development expenses as a percentage of net sales and lower charges related to excess or slow-moving inventory. The ETG's gross profit margin decrease was primarily due to softness in the commercial satellite market. Consolidated cost of sales in fiscal 2005 and fiscal 2004 included approximately $11.3 million and $10.4 million, respectively, of new product research and development expenses.

| MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS |

SG&A expenses were $56.3 million and $43.2 million in fiscal 2005 and fiscal 2004, respectively. The increase in SG&A expenses was mainly due to higher operating costs, principally personnel related, associated with the increase in net sales discussed above, the acquisitions of Connectronics, Lumina and HVT Group and an increase in corporate expenses. Corporate expenses are up due to increased costs to comply with the Sarbanes-Oxley Act of 2002 and higher accrued performance awards. As a percentage of net sales, SG&A expenses increased slightly to 20.9% in fiscal 2005 compared to 20.0% in fiscal 2004, primarily due to increased costs to comply with the Sarbanes-Oxley Act of 2002.

Operating Income

Operating income in fiscal 2005 increased by 36.9% to $44.6 million, compared to operating income of $32.6 million in fiscal 2004. The increase in operating income reflects an increase of $3.9 million (a 22.9% increase) in operating income of the ETG from $17.1 million in fiscal 2004 to $21.0 million in fiscal 2005 reflecting the acquisitions of Connectronics, Lumina and HVT and an increase of $10.4 million (a 46.2% increase) in operating income of the FSG from $22.4 million in fiscal 2004 to $32.8 million in fiscal 2005 reflecting the higher net sales. These increases were partially offset by the increase in corporate expenses. As a percentage of net sales, operating income increased from 15.1% in fiscal 2004 to 16.6% in fiscal 2005. The improvement in operating income as a percentage of net sales reflects an increase in the FSG's operating income as a percentage of net sales from 14.1% in fiscal 2004 to 17.1% in fiscal 2005 and a decrease in the ETG's operating income as a percentage of net sales from 29.8% in fiscal 2004 to 27.0% in fiscal 2005. The increase in the FSG's operating income as a percentage of net sales reflects the improved gross margins discussed previously. The decrease in the ETG's operating income as a percentage of net sales reflects the decreased gross margins discussed previously.

Interest Expense

Interest expense in fiscal 2005 and fiscal 2004 was comparable as the lower weighted average balance outstanding under the revolving credit facility in fiscal 2005 was offset by higher interest rates. Additional information about the Company's revolving credit facility may be found within "Financing Activities", which follows.

Interest and Other Income

Interest and other income increased to $528,000 in fiscal 2005 from $26,000 in fiscal 2004. The increase was primarily due to the gain on the sale of a 50%-owned joint venture in the third quarter of fiscal 2005 (see Note 11, Sale of Investment in Joint Venture, of the Notes to Consolidated Financial Statements).

Life Insurance Proceeds

In fiscal 2004, the Company received $5.0 million in proceeds from a key-person life insurance policy maintained by a subsidiary of the FSG. The life insurance proceeds, which are non-taxable, increased net income (after the minority interest's share of the income) in fiscal 2004 by $4.0 million, or $.16 per diluted share.

Income Tax Expense

The Company's effective tax rate increased from 29.9% in fiscal 2004 to 36.6% in fiscal 2005. The increase is principally due to the aforementioned $5.0 million in life insurance proceeds received in fiscal 2004 that were excluded from the Company's income that was subject to federal income taxes as well as higher state taxes principally related to recent acquisitions and a reduction in the tax benefit on export sales under the federal Extraterritorial Income Exclusion provisions that began phasing out in fiscal 2005. For a detailed analysis of the provision for income taxes see Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries principally relates to the minority interests held in HEICO Aerospace and the 20% minority interest held in Sierra LLC. Minority interests' share of income in fiscal 2005 approximated that of fiscal 2004 as higher operating income of the FSG was offset by the minority interests' share of life insurance proceeds received in fiscal 2004.

Net Income

The Company's net income was $22.8 million, or $.87 per diluted share, in fiscal 2005 compared to $20.6 million, or $.80 per diluted share, in fiscal 2004. The net impact of the life insurance proceeds reduced by the restructuring expenses increased net income by $3.6 million, or $.14 per diluted share in fiscal 2004.

INFLATION

The Company has generally experienced increases in its costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on the Company's net income has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash primarily from its operating activities and financing activities, including borrowings under short-term and long-term credit agreements.

Principal uses of cash by the Company include acquisitions, payments of principal and interest on debt, capital expenditures, cash dividends and increases in working capital.

The Company believes that its net cash provided by operating activities and available borrowings under its revolving credit facility will be sufficient to fund cash requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was $46.9 million for fiscal 2006, principally reflecting net income of $31.9 million, minority interests' share of income of $11.2 million, depreciation and amortization of $10.6 million, a tax benefit related to stock option exercises of $2.2 million, a deferred income tax provision of $2.6 million, and stock option compensation expense of $1.4 million, partially offset by an increase in net operating assets of $12.0 million and the presentation of $1.6 million of excess tax benefit from stock option exercises as a financing activity in accordance with the provisions of SFAS No. 123(R) (see "Stock Based Compensation" below). The increase in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a higher investment in inventories required to meet increased sales demand associated with new product offerings, sales growth, and increased lead times on certain raw materials; an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Net cash provided by operating activities was $35.8 million for fiscal 2005, principally reflecting net income of $22.8 million, depreciation and amortization of $7.4 million, minority interests' share of income of $5.1 million, a deferred income tax provision of $3.0 million and a tax benefit related to stock option exercises of $2.8 million, partially offset by an increase in net operating assets of $5.3 million. The increase in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a higher investment in inventories required to meet increased sales demand associated with new product offerings, sales growth, and increased lead times on certain raw materials; and an increase in accounts receivable due to sales growth, partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Net cash provided by operating activities was $44.1 million for fiscal 2004, consisting primarily of net income of $20.6 million, including $4.0 million of cash proceeds from life insurance net of the minority interest's share, depreciation and amortization of $6.8 million, minority interests' share of income of consolidated subsidiaries of $5.0 million, a deferred income tax provision of $4.1 million, a tax benefit on stock option exercises of $1.3 million, and a decrease in net operating assets of $6.6 million. The decrease in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects lower inventories resulting from efforts to improve inventory turnover by reducing the level of finished goods maintained on hand, higher accounts receivable and current liabilities associated with increased sales levels and higher income taxes payable resulting from the timing of required income.

Investing Activities

Net cash used in investing activities during the three fiscal year period ended October 31, 2006 primarily relates to several acquisitions, including contingent payments, totaling $127.7 million, including $58.1 million in fiscal 2006, $41.5 million in fiscal 2005, and $28.1 million in fiscal 2004. Further details on acquisitions may be found under the caption "Overview". Capital expenditures aggregated $24.0 million over the last three fiscal years, primarily reflecting the expansion of existing production facilities and capabilities, which were generally funded using cash provided by operating activities. In fiscal 2005, the Company received proceeds of $3.5 million from the sale of a building held for sale.

Financing Activities

During the three fiscal year period ended October 31, 2006, the Company borrowed an aggregate $123.0 million under its revolving credit facility to fund the aforementioned acquisitions, including $59.0 million in fiscal 2006, $37.0 million in fiscal 2005, and $27.0

million in fiscal 2004. Further details on acquisitions may be found under the caption "Overview". Repayments on the revolving credit facility aggregated $100.0 million over the last three fiscal years, including $38.0 million in fiscal 2006, $21.0 million in fiscal 2005, and $41.0 million in fiscal 2004. For the three year fiscal period ended October 31, 2006, the Company received proceeds from stock option exercises aggregating $7.8 million, made distributions to minority interest owners aggregating $5.0 million, and paid cash dividends aggregating $4.4 million, partially offset by net repayments of $2.0 million on the Company's short-term line of credit. Net cash provided by financing activities also includes the presentation of $1.6 million of excess tax benefit from stock option exercises beginning in fiscal 2006 in accordance with the provisions of SFAS No. 123(R).

In August 2005, the Company amended its revolving credit facility by entering into a $130 million Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which expires in August 2010. The Credit Facility includes a feature that will allow the Company to increase the Credit Facility, at its option, up to an aggregate amount of $175 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, capital expenditures and to finance acquisitions. In July 2006, the Company amended the Credit Facility principally to include a less restrictive covenant regarding requisite approval of acquisitions by the bank syndicate. The prior covenant relating to approval by the bank syndicate of acquisitions in excess of an aggregate of $50 million over any twelve-month period was eliminated provided the Company maintains an agreed upon, or lower, leverage ratio. Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, minority interest, and non-cash charges or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins range from .75% to 2.00% for LIBOR based borrowings and from .00% to .50% for Base Rate based borrowings. A fee is charged on the amount of the unused commitment ranging from .20% to .50% (depending on the Company's leverage ratio). The Credit Facility also includes a $10 million swingline sublimit and a $15 million sublimit for letters of credit. The Credit Facility is secured by substantially all assets other than real property of the Company and its subsidiaries and contains covenants that require, among other things, the maintenance of the leverage ratio and a fixed charge coverage ratio as well as minimum net worth requirements. See Note 5, Short-Term and Long-Term Debt, of the Notes to Consolidated Financial Statements for further information regarding the revolving credit facility.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of October 31, 2006:

Payments due by fiscal period	Total	2007	2008 - 2009	2010 - 2011	Thereafter
Long-term debt obligations (1)	$ 54,980,000	$ –	$ 1,980,000	$ 53,000,000	$ -
Capital lease obligations and equipment loans (1)	81,000	39,000	33,000	9,000	-
Operating lease obligations (2)	14,028,000	3,526,000	4,402,000	2,679,000	3,421,000
Purchase obligations (3)	7,537,000	7,537,000	–	–	-
Other long-term liabilities (4)	2,534,000	2,219,000	112,000	99,000	104,000
Total contractual obligations	$ 79,160,000	$ 13,321,000	$ 6,527,000	$ 55,787,000	$ 3,525,000

(1) Excludes interest charges on borrowings and the fee on the amount of any unused commitment that the Company may be obligated to pay under its revolving credit facility as such amounts vary. Also excludes interest charges associated with capital lease obligations and equipment loans as such amounts are not material. See Note 5, Short-Term and Long-Term Debt, of the Notes to Consolidated Financial Statements and "Financing Activities" above for additional information regarding the Company's long-term debt and capital lease obligations and equipment loans.

(2) See Note 17, Commitments and Contingencies – Lease Commitments, of the Notes to Consolidated Financial Statements for additional information regarding the Company's operating lease obligations.

(3) Includes additional purchase consideration aggregating $7,180,000 relating to fiscal 2006 and 2005 acquisitions. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Also includes $357,000 of commitments for capitalized expenditures and excludes all purchase obligations for inventory and supplies in the ordinary course of business.

(4) Includes projected payments aggregating $371,000 under our Directors Retirement Plan, which is explained further in Note 9, Retirement Plans, of the Notes to Consolidated Financial Statements. The plan is unfunded and we pay benefits directly. Also includes $2,008,000 of discretionary contributions under our Leadership Compensation Plan which is explained further in Note 3, Selected Financial Statement Information – Other Non-Current Liabilities, of the Notes to Consolidated Financial Statements. The amounts in the table do not include amounts related to the Company's other deferred compensation arrangement for which there is an offsetting asset included in the Company's Consolidated Balance Sheets. Also includes $155,000 of guaranteed minimum royalty payments as part of an agreement for exclusive license rights to intellectual property.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has arranged for standby letters of credit aggregating $2.2 million to meet the security requirement of its insurance company for potential workers' compensation claims, which are supported by the Company's revolving credit facility. In addition, the Company's industrial development revenue bonds are secured by a $2.0 million letter of credit expiring April 2008 and a mortgage on the related properties pledged as collateral.

As part of the agreement to acquire an 80% interest in a subsidiary by the ETG in fiscal 2004, the Company has the right to purchase the minority interests beginning at approximately the tenth anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase their interests commencing on approximately the fifth anniversary of the acquisition, or sooner under certain conditions.

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, the Company may be obligated to pay additional purchase consideration of up to $3.8 million in aggregate should the subsidiary meet certain earnings objectives during the first four years following the acquisition. In fiscal 2006, the Company paid $2.2 million of such additional purchase consideration based on the subsidiary's earnings relative to target for the first year, and accrued the remaining $1.6 million based on the subsidiary's year-to-date earnings relative to its target for the second year. The Company expects to pay this accrued amount in fiscal 2007.

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, the Company may be obligated to pay additional purchase consideration currently estimated to total up to $2.3 million should the subsidiary meet certain product line-related earnings objectives during the fourth and fifth years following the acquisition. The additional purchase consideration will be accrued when the earnings objectives are met.

As part of the agreement to acquire an 85% interest in a subsidiary by the ETG in fiscal 2005, the minority holders have the right to cause the Company to purchase their interests over a four-year period starting around the second anniversary of the acquisition, or sooner under certain conditions.

As part of the agreement to acquire a 51% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase 28% of the equity interests of the subsidiary over a four-year period beginning approximately after the second anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase the same equity interest over the same period. Further, the Company has the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning approximately after the fourth anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2006, the Company may be obligated to pay additional consideration of up to $53.0 million in aggregate during the first four years following the acquisition. The maximum amount of additional consideration that may become payable by year is $6.8 million in fiscal 2006, $9.2 million in fiscal 2007, $17.8 million in fiscal 2008 and $19.2 million in fiscal 2009. The Company accrued $5.6 million of such additional purchase consideration as of October 31, 2006 based on the subsidiary's first year earnings relative to its target, which it expects to pay in fiscal 2007. The remaining additional purchase consideration will be accrued when the earnings objectives are met.

As part of an agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2006, the Company may be obligated to pay additional purchase consideration of up to $7.0 million in aggregate should the subsidiary meet certain earnings objectives during the first two years following the acquisition. The additional purchase consideration will be accrued when the earnings objectives are met. Further, the Company has the right to purchase the remaining 20% minority interests beginning at approximately the eighth anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of an agreement for exclusive license rights to intellectual property, one of the subsidiaries of the ETG has guaranteed minimum royalty payments aggregating $.2 million through fiscal 2007.

For additional information on the aforementioned acquisitions see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

STOCK BASED COMPENSATION

Effective November 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment", as interpreted by the Securities and Exchange Commission in Staff Accounting Bulletin No. 107 and began recording compensation expense associated with stock options. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards (with limited exceptions). Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense had only been recorded in the consolidated financial statements for any stock options granted below fair market value of the underlying stock as of the date of grant.

The Company adopted the modified prospective transition method provided for under SFAS No. 123(R) and accordingly, prior period results have not been retroactively adjusted. The modified prospective transition method requires that stock-based compensation expense be recorded for (i) all new stock options granted on or after November 1, 2005 based on the grant date fair value determined under the provisions of SFAS No. 123(R) and (ii) all unvested stock options granted prior to November 1, 2005 based on the grant date fair value as determined under the provisions of SFAS No. 123.

Beginning in fiscal 2006, the Company has presented the cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock options exercised on or after November 1, 2005 ("excess tax benefit") as a financing activity in the Consolidated Statements of Cash Flows as prescribed by SFAS No. 123(R). Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from stock option exercises as an operating activity in the Consolidated Statements of Cash Flows. For the fiscal year ended October 31, 2006, the excess tax benefit from stock option exercises of $1,550,000 was presented in financing activities in the Company's Consolidated Statements of Cash Flows.

As a result of the adoption of SFAS No. 123(R), the Company's net income for the fiscal year ended October 31, 2006 includes compensation expense of $1,373,000 and income tax benefit related to the Company's stock options of $391,000. Substantially all of the stock option compensation expense was recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

As of October 31, 2006, there was $.8 million of pretax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 1.3 years.

Further information regarding stock options can be found in Note 8, Stock Options, of the Notes to Consolidated Financial Statements.

OTHER NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4". SFAS No. 151 requires the allocation of fixed production overhead costs be based on the normal capacity of the production facilities and unallocated overhead costs recognized as an expense in the period incurred. The Statement also clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The adoption of the SFAS No. 151 did not have a material effect on the Company's results of operations, financial position, or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143." This Interpretation clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material effect on the Company's results of operations, financial position, or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle. The Statement eliminates the requirement in APB Opinion No. 20 to include the cumulative effect of changes in accounting principle in the income statement in the period of change, and instead requires that changes in accounting principle be retrospectively applied unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement applies to all voluntary changes in accounting principle. SFAS No. 154 is effective for changes made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its results of operations, financial position, or cash flows.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in an income tax return. FIN 48 presents a two-step process for evaluating a tax position. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold, by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement, and recognizing that amount in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its results of operations, financial position, and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007. The Company is currently in the process of evaluating the effect, if any, the adoption of SFAS No. 157 will have on its results of operations, financial position, or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB No. 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 requires that registrants quantify errors using both a balance sheet (iron curtain) approach and an income statement (rollover) approach then evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company does not expect the adoption of SAB No. 108 to have a material effect on its results of operations, financial position, or cash flows.

| MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS |

FORWARD LOOKING STATEMENTS

Certain statements in this Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to known and unknown risks, uncertainties and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to:

- Lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services;
- Product specification costs and requirements, which could cause an increase to our costs to complete contracts;
- Governmental and regulatory demands, export policies and restrictions, reductions in defense or space spending by U.S. and/or foreign customers, or competition from existing and new competitors, which could reduce our sales;
- HEICO's ability to introduce new products and product pricing levels, which could reduce our sales or sales growth;
- HEICO's ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest rates and economic conditions within and outside of the aviation, defense, space and electronics industries, which could negatively impact our costs and revenues; and
- HEICO's ability to maintain effective internal controls, which could adversely affect our business and the market price of our common stock.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary market risk to which the Company has exposure is interest rate risk, mainly related to its revolving credit facility and industrial revenue bonds, which have variable interest rates. Interest rate risk associated with the Company's variable rate debt is the potential increase in interest expense from an increase in interest rates. Periodically, the Company enters into interest rate swap agreements to manage its interest expense. The Company did not have any interest rate swap agreements in effect as of October 31, 2006. Based on the Company's aggregate outstanding variable rate debt balance of $55 million as of October 31, 2006, a hypothetical 10% increase in interest rates would increase the Company's interest expense by approximately $329,000 in fiscal 2007.

The Company maintains a portion of its cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2006 would not have a material effect on the Company's results of operations or financial position.

The Company is also exposed to foreign currency exchange rate fluctuations on the United States dollar value of its foreign currency denominated transactions, which are principally in British pound sterling. A hypothetical 10% weakening in the exchange rate of the British pound sterling to the United States dollar as of October 31, 2006 would not have a material effect on the Company's results of operations or financial position.

| CONSOLIDATED BALANCE SHEETS |

As of October 31,	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,999,000	$ 5,330,000
Accounts receivable, net	65,012,000	47,668,000
Inventories, net	97,283,000	62,758,000
Prepaid expenses and other current assets	3,418,000	3,159,000
Deferred income taxes	9,309,000	7,218,000
Total current assets	180,021,000	126,133,000
Property, plant and equipment, net	49,489,000	46,663,000
Goodwill	275,116,000	248,229,000
Intangible assets	22,011,000	5,346,000
Other assets	8,178,000	9,253,000
Total assets	$ 534,815,000	$ 435,624,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 39,000	$ 63,000
Trade accounts payable	22,386,000	11,129,000
Accrued expenses and other current liabilities	41,503,000	32,473,000
Income taxes payable	1,575,000	6,285,000
Total current liabilities	65,503,000	49,950,000
Long-term debt, net of current maturities	55,022,000	34,061,000
Deferred income taxes	28,052,000	22,431,000
Other non-current liabilities	5,679,000	6,644,000
Total liabilities	154,256,000	113,086,000
Minority interests in consolidated subsidiaries	63,301,000	49,035,000
Commitments and contingencies (Notes 2 and 17)		
Shareholders' equity:		
Preferred Stock, $.01 par value per share; 10,000,000 shares authorized; 300,000 shares designated as Series B Junior Participating Preferred Stock and 300,000 shares designated as Series C Junior Participating Preferred Stock; none issued	-	-
Common Stock, $.01 par value par share; 30,000,000 shares authorized; 10,311,564 and 10,057,690 shares issued and outstanding, respectively	103,000	101,000
Class A Common Stock, $.01 par value per share; 30,000,000 shares authorized; 15,062,398 and 14,517,669 shares issued and outstanding, respectively	151,000	145,000
Capital in excess of par value	206,260,000	192,523,000
Accumulated other comprehensive income (loss)	62,000	(65,000)
Retained earnings	110,682,000	80,799,000
Total shareholders' equity	317,258,000	273,503,000
Total liabilities and shareholders' equity	$ 534,815,000	$ 435,624,000

The accompanying notes are an integral part of these consolidated financial statements.

| CONSOLIDATED STATEMENTS OF OPERATIONS |

For the year ended October 31,	2006	2005	2004
Net sales	$ 392,190,000	$ 269,647,000	$ 215,744,000
Operating costs and expenses:			
Cost of sales	249,677,000	168,651,000	139,932,000
Selling, general and administrative expenses	75,646,000	56,347,000	43,193,000
Total operating costs and expenses	325,323,000	224,998,000	183,125,000
Operating income	66,867,000	44,649,000	32,619,000
Interest expense	(3,523,000)	(1,136,000)	(1,090,000)
Interest and other income	639,000	528,000	26,000
Life insurance proceeds	-	-	5,000,000
Income before income taxes and minority interests	63,983,000	44,041,000	36,555,000
Income tax expense	20,900,000	16,100,000	10,948,000
Income before minority interests	43,083,000	27,941,000	25,607,000
Minority interests' share of income	11,195,000	5,129,000	4,977,000
Net income	$ 31,888,000	$ 22,812,000	$ 20,630,000
Net income per share:			
Basic	$ 1.27	$ .93	$ .86
Diluted	$ 1.20	$ .87	$ .80
Weighted average number of common shares outstanding:			
Basic	25,084,532	24,460,185	24,036,980
Diluted	26,597,603	26,323,302	25,754,598

The accompanying notes are an integral part of these consolidated financial statements.

| CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME |

	Common Stock	Class A Common Stock
Balances as of October 31, 2003	$ 97,000	$ 117,000
10% stock dividend on Common Stock and Class A Common Stock paid in shares of Class A Common Stock (Note 7)	–	22,000
Net income	–	–
Comprehensive income	–	–
Shares issued in connection with business acquisition (Note 2)	–	3,000
Proceeds from shares of common stock sold in connection with business acquisition (Note 17)	–	–
Adjustment to guaranteed resale value of shares of common stock issued in connection with business acquisition (Note 17)	–	–
Cash dividends ($.05 per share)	–	–
Tax benefit from stock option exercises	–	–
Proceeds from stock option exercises	2,000	2,000
Stock option compensation expense	–	–
Other	–	(1,000)
Balances as of October 31, 2004	99,000	143,000
Net income	–	–
Foreign currency translation adjustments (Note 1)	–	–
Comprehensive income	–	–
Cash dividends ($.05 per share)	–	–
Tax benefit from stock option exercises	–	–
Proceeds from stock option exercises	2,000	2,000
Stock option compensation expense	–	–
Other	–	–
Balances as of October 31, 2005	101,000	145,000
Net income	–	–
Foreign currency translation adjustments (Note 1)	–	–
Comprehensive income	–	–
Cash dividends ($.08 per share)	–	–
Tax benefit from stock options exercises	–	–
Proceeds from stock option exercises	2,000	6,000
Stock option compensation expense	–	–
Other	–	–
Balances as of October 31, 2006	$ 103,000	$ 151,000

The accompanying notes are an integral part of these consolidated financial statements.

Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Note Receivable	Comprehensive Income
$ 155,064,000	$ –	$ 69,172,000	$ (2,932,000)	
29,342,000	–	(29,393,000)	–	
–	–	20,630,000	–	$ 20,630,000
–	–	–	–	$ 20,630,000
2,997,000	–	–	–	
–	–	–	1,259,000	
(1,673,000)	–	–	1,673,000	
–	–	(1,201,000)	–	
1,258,000	–	–	–	
959,000	–	–	–	
2,000	–	–	–	
1,000	–	2,000	–	
187,950,000	–	59,210,000	–	
–	–	22,812,000	–	$ 22,812,000
–	(65,000)	–	–	(65,000)
–	–	–	–	$ 22,747,000
–	–	(1,224,000)	–	
2,830,000	–	–	–	
1,742,000	–	–	–	
2,000	–	–	–	
(1,000)	–	1,000	–	
192,523,000	(65,000)	80,799,000	–	
–	–	31,888,000	–	$ 31,888,000
–	127,000	–	–	127,000
–	–	–	–	$ 32,015,000
–	–	(2,004,000)	–	
7,300,000	–	–	–	
5,063,000	–	–	–	
1,373,000	–	–	–	
1,000	–	(1,000)	–	
$ 206,260,000	$ 62,000	$ 110,682,000	$ –	

| CONSOLIDATED STATEMENTS OF CASH FLOWS |

For the year ended October 31,	2006	2005	2004
Operating Activities:			
Net income	$ 31,888,000	$ 22,812,000	$ 20,630,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,565,000	7,409,000	6,779,000
Deferred income tax provision	2,557,000	3,031,000	4,125,000
Minority interests' share of income	11,195,000	5,129,000	4,977,000
Tax benefit from stock option exercises	2,210,000	2,830,000	1,258,000
Excess tax benefit from stock option exercises	(1,550,000)	–	–
Stock option compensation expense	1,373,000	2,000	2,000
Change in estimate of product warranty liability	–	–	(535,000)
Restructuring expense related to inventory write-downs	–	–	350,000
Changes in assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(5,018,000)	(6,852,000)	(6,193,000)
(Increase) decrease in inventories	(13,148,000)	(10,113,000)	3,576,000
Decrease (increase) in prepaid expenses and other current assets	431,000	(119,000)	263,000
Increase in trade account payables	3,696,000	2,301,000	460,000
Increase in accrued expenses and other current liabilities	1,698,000	7,247,000	5,576,000
Increase in income taxes payable	362,000	2,163,000	2,951,000
Other	649,000	(32,000)	(169,000)
Net cash provided by operating activities	46,908,000	35,808,000	44,050,000
Investing Activities:			
Acquisitions and related costs, net of cash acquired	(58,117,000)	(41,500,000)	(28,099,000)
Capital expenditures	(9,964,000)	(8,273,000)	(5,737,000)
Proceeds from sale of building held for sale	–	3,520,000	–
Other	520,000	357,000	(335,000)
Net cash used in investing activities	(67,561,000)	(45,896,000)	(34,171,000)
Financing Activities:			
Borrowings on revolving credit facility	59,000,000	37,000,000	27,000,000
Payments on revolving credit facility	(38,000,000)	(21,000,000)	(41,000,000)
Borrowings on short-term line of credit	1,000,000	–	–
Payments on short-term line of credit	(3,000,000)	–	–
Cash dividends paid	(2,004,000)	(1,224,000)	(1,201,000)
Proceeds from stock option exercises	5,071,000	1,746,000	963,000
Excess tax benefit from stock option exercises	1,550,000	–	–
Distributions to minority interest owners	(3,306,000)	(653,000)	(1,075,000)
Proceeds from shares of common stock sold in connection with business acquisition	–	–	1,259,000
Other	(26,000)	(647,000)	68,000
Net cash provided by (used in) financing activities	20,285,000	15,222,000	(13,986,000)
Effect of exchange rate changes on cash	37,000	(18,000)	–
Net (decrease) increase in cash and cash equivalents	(331,000)	5,116,000	(4,107,000)
Cash and cash equivalents at beginning of year	5,330,000	214,000	4,321,000
Cash and cash equivalents at end of year	$ 4,999,000	$ 5,330,000	$ 214,000

The accompanying notes are an integral part of these consolidated financial statements.

| NOTES TO CONSOLIDATED FINANCIAL STATEMENTS |

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and HEICO Electronic Technologies Corp. ("HEICO Electronic") and their subsidiaries (collectively, the "Company"), is principally engaged in the design, manufacture and sale of aerospace, defense, and electronics related products and services throughout the United States and internationally. The Company's customer base is primarily the commercial airline, defense, space and electronics industries.

Basis of Presentation

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly-owned except for HEICO Aerospace, which is 20%-owned by Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines. In addition, HEICO Aerospace consolidates a joint venture formed in March 2001, which is 16%-owned by American Airlines' parent company, AMR Corporation, a 51%-owned subsidiary, and two 80%-owned subsidiaries. Also, HEICO Electronic consolidates two subsidiaries, which are 80% and 85% owned, respectively. (See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.) All significant intercompany balances and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns, and expected future demand and estimates the amount necessary to write-down its slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation and amortization is provided mainly on the straight-line method over the estimated useful lives of the various assets. Property, plant and equipment useful lives are as follows:

Buildings and improvements	15 to 55 years
Leasehold improvements	2 to 20 years
Machinery and equipment	3 to 10 years
Tooling	2 to 5 years

The costs of major additions and improvements are capitalized. Leasehold improvements are amortized over the shorter of the leasehold improvement's useful life or the lease term. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in earnings.

Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss shall be recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any.

The Company's intangible assets subject to amortization are amortized on the straight-line method over the following estimated useful lives:

Customer relationships	3 to 7 years
Intellectual property	4 years
Licenses	12 to 17 years
Non-compete agreements	1 to 7 years
Patents	6 to 18 years

The Company's intangible assets not subject to amortization consist of trade names. The Company tests each non-amortizing asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The test consists of a comparison of the fair value of each intangible asset to its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair market value due to its variable interest rates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions.

Long-term investments (included within other assets in the Company's Consolidated Balance Sheets) are stated at fair value based on quoted market prices.

Interest Rate Swap Agreements

Periodically, the Company enters into interest rate swap agreements to manage interest expense related to its revolving credit facility. Interest rate risk associated with the Company's variable rate revolving credit facility is the potential increase in interest expense from an increase in interest rates. A derivative instrument (e.g. interest rate swap agreement) that hedges the variability of cash flows related to a recognized liability is designated as a cash flow hedge.

On an ongoing basis, the Company assesses whether derivative instruments used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items and therefore qualify as cash flow hedges. For a derivative instrument that qualifies as a cash flow hedge, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in the fair value of a cash flow hedge are recognized in earnings immediately.

The Company did not enter into any interest rate swap agreements in fiscal 2006, 2005 or 2004.

Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims cost experience.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all costs except insignificant items have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2006, 2005 or 2004. Revenues earned from rendering services represented less than 10% of consolidated net sales for all periods presented.

Long-term Contracts

Accounts receivable and accrued expenses and other current liabilities include amounts related to the production of products under fixed-price contracts exceeding terms of one year. Revenues are recognized on the percentage-of-completion method for certain of these contracts, measured by the percentage of costs incurred to date to estimated total costs for each contract. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 4%, 6% and 6% in fiscal 2006, 2005 and 2004, respectively. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Revenues are recognized on the completed-contract method for certain other contracts. This method is used when the Company does not have adequate historical data to ensure that estimates are reasonably dependable.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined.

The asset, "costs and estimated earnings in excess of billings" on uncompleted percentage-of-completion contracts, included in accounts receivable, represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenues recognized on contracts accounted for under either the percentage-of-completion method or the completed-contract method. Billings are made based on the completion of certain milestones as provided for in the contracts.

Income Taxes

Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

Foreign Currency Translation

All assets and liabilities of foreign subsidiaries that do not utilize the United States dollar as its functional currency are translated at year-end rates of exchange, while revenues and expenses are translated at monthly weighted average rates of exchange for the year. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other comprehensive income (loss) in shareholders' equity.

Stock Based Compensation

Effective November 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment", as interpreted by the Securities and Exchange Commission in Staff Accounting Bulletin No. 107 and began recording compensation expense associated with stock options. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards (with limited exceptions). Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense had only been recorded in the consolidated financial statements for any stock options granted below fair market value of the underlying stock as of the date of grant.

The Company adopted the modified prospective transition method provided for under SFAS No. 123(R) and accordingly, prior period results have not been retroactively adjusted. The modified prospective transition method requires that stock-based compensation expense be recorded for (i) all new stock options granted on or after November 1, 2005 based on the grant date fair value determined under the provisions of SFAS No. 123(R) and (ii) all unvested stock options granted prior to November 1, 2005 based on the grant date fair value as determined under the provisions of SFAS No. 123.

Beginning in fiscal 2006, the Company has presented the cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock options exercised on or after November 1, 2005 ("excess tax benefit") as a financing activity in the Consolidated Statements of Cash Flows as prescribed by SFAS No. 123(R). Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from stock option exercises as an operating activity in the Consolidated Statements of Cash Flows. For the fiscal year ended October 31, 2006, the excess tax benefit from stock option exercises of $1,550,000 was presented in financing activities in the Company's Consolidated Statements of Cash Flows.

The Company has calculated the amount of excess tax benefit that is available to offset future write-offs of deferred tax assets, or additional paid-in-capital pool ("APIC Pool"), in accordance with paragraph 81 of SFAS No. 123(R). Accordingly, the Company tracks each stock option award granted after November 1, 1996 on an employee-by-employee basis and on a grant-by-grant basis to determine whether there is a tax benefit situation or tax deficiency situation for each such award. The Company then compares the fair value expense to the tax deduction received for each stock option grant and aggregates the benefits and deficiencies, which have the effect of increasing or decreasing, respectively, the APIC Pool. Should the amount of future tax deficiencies be greater than the available APIC Pool, the Company will record the excess as income tax expense in its consolidated statements of operations.

As a result of the adoption of SFAS No. 123(R), the Company's net income for the fiscal year ended October 31, 2006 includes compensation expense of $1,373,000 and income tax benefit related to the Company's stock options of $391,000. Substantially all of the stock option compensation expense was recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

The following table illustrates the pro forma effects on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for each of the two fiscal years ended October 31:

	2005	2004
Net income, as reported	$ 22,812,000	$ 20,630,000
Add: Stock-based employee compensation expense included in reported net income, net of tax	2,000	2,000
Deduct: Stock-based employee compensation expense determined under a fair value method, net of tax	(1,162,000)	(1,481,000)
Pro forma net income	$ 21,652,000	$ 19,151,000
Net income per share:		
Basic - as reported	$ .93	$ .86
Basic - pro forma	$ .89	$ .80
Diluted - as reported	$ .87	$ .80
Diluted - pro forma	$ .82	$ .74

Further information regarding stock options can be found in Note 8, Stock Options, of the Notes to Consolidated Financial Statements.

Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

Other New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4". SFAS No. 151 requires the allocation of fixed production overhead costs be based on the normal capacity of the production facilities and unallocated overhead costs recognized as an expense in the period incurred. The Statement also clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The adoption of the SFAS No. 151 did not have a material effect on the Company's results of operations, financial position, or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143." This Interpretation clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material effect on the Company's results of operations, financial position, or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle. The Statement eliminates the requirement in APB Opinion No. 20 to include the cumulative effect of changes in accounting principle in the income statement in the period of change, and instead requires that changes in accounting principle be retrospectively applied unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement applies to all voluntary changes in accounting principle. SFAS No. 154 is effective for changes made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its results of operations, financial position, or cash flows.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in an income tax return. FIN 48 presents a two-step process for evaluating a tax position. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold, by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement, and recognizing that amount in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its results of operations, financial position, and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007. The Company is currently in the process of evaluating the effect, if any, the adoption of SFAS No. 157 will have on its results of operations, financial position, or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB No. 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 requires that registrants quantify errors using both a balance sheet (iron curtain) approach and an income statement (rollover) approach then evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company does not expect the adoption of SAB No. 108 to have a material effect on its results of operations, financial position, or cash flows.

NOTE 2. ACQUISITIONS

In December 2003, the Company, through its HEICO Electronic Technologies Corp. subsidiary, acquired an 80% interest in the assets and business of Sierra Microwave Technology, Inc., ("Sierra"). Under the transaction, the Company formed a new subsidiary, Sierra Microwave Technology, LLC ("Sierra LLC"), which acquired substantially all of the assets and assumed certain liabilities of Sierra. The new subsidiary is owned 80% by the Company and 20% by certain members of Sierra's management group. The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility and with shares of HEICO's Class A Common Stock. Sierra LLC is engaged in the design and manufacture of certain niche microwave components used in satellites and military products. As part of the agreement to acquire an 80% interest in Sierra, the Company has the right to purchase the minority interests beginning at approximately the tenth anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase their interests commencing at approximately the fifth anniversary of the acquisition, or sooner under certain conditions.

In December 2004, the Company, through its HEICO Electronic Technologies Corp. subsidiary, acquired substantially all of the assets and assumed certain liabilities of Connectronics Corp. and its affiliate, Wiremax, Ltd. (collectively "Connectronics"). The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. Subject to meeting certain earnings objectives during the first four years following the acquisition, the Company may be obligated to pay additional purchase consideration of up to $3.8 million in aggregate. In fiscal 2006, the Company paid $2.2 million of such additional purchase consideration based on the subsidiary's earnings relative to its target for the first year, and accrued the remaining $1.6 million based on the subsidiary's year-to-date earnings relative to its target for the second year. The Company expects to pay this accrued amount in fiscal 2007. Connectronics is engaged in the production of specialty high voltage interconnection devices and wire primarily for defense applications and other markets.

In February 2005, the Company, through its HEICO Electronic Technologies Corp. subsidiary, acquired substantially all of the assets and assumed certain liabilities of Lumina Power, Inc. ("Lumina"). The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. Subject to meeting certain product line-related earnings objectives during the fourth and fifth years following the acquisition, the Company may be obligated to pay additional purchase consideration after the fifth year, which is currently estimated to total up to $2.3 million. The additional purchase consideration will be accrued when the earnings objectives are met. Lumina is engaged in the design and manufacture of power supplies for the laser industry.

In September 2005, the Company, through its HEICO Electronic Technologies Corp. subsidiary, acquired an 85% interest in the stock of HVT Group, Inc., ("HVT"). The remaining 15% interest is held by certain members of HVT's management group. The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. As part of the agreement to acquire an 85% interest in HVT, the minority holders have the right to cause the Company to purchase their interests over a four-year period starting around the second anniversary of the acquisition, or sooner under certain conditions. HVT is a leading provider of very high voltage interconnection devices and cable assemblies for the medical equipment, defense and industrial markets.

In September 2005, the Company, through its HEICO Aerospace Holdings Corp. subsidiary, acquired certain assets and assumed certain liabilities in an aerospace and defense product line acquisition, which will be used in the operations of one of its existing subsidiaries. The purchase price was paid in cash provided by operating activities.

In November 2005, the Company, through its HEICO Aerospace Holdings Corp. subsidiary, acquired a 51% interest in Seal Dynamics LLC ("Seal LLC"). The remaining 49% interest is principally owned by a member of Seal LLC's management group. As part of the agreement to acquire a 51% interest in Seal LLC, the Company has the right to purchase the remaining 49% interest over a seven-year period beginning approximately after the second anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase the same equity interest over the same period. Seal LLC is a distributor and designer of FAA-approved hydraulic, pneumatic, mechanical and electro-mechanical components for the commercial, regional and general aviation markets.

In November 2005, the Company, through its HEICO Electronic Technologies Corp. subsidiary, acquired all of the stock of Engineering Design Team, Inc. and substantially all of the assets of its affiliate (collectively "EDT"). Subject to meeting certain earnings objectives during the first four years following the acquisition, the Company may be obligated to pay additional consideration of up to $53.0 million in aggregate. The Company accrued $5.6 million of such additional purchase consideration as of October 31, 2006 based on the first year earnings of EDT relative to its target, which it expects to pay in fiscal 2007. EDT specializes in the design, manufacture and sale of advanced high-technology, high-speed interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems and test systems to almost any computer. EDT's products are utilized in homeland security, defense, medical, research, astronomical and other applications across numerous industries.

In May 2006, the Company, through its HEICO Aerospace Holdings Corp. subsidiary, acquired all of the stock of Arger Enterprises, Inc. and its related companies (collectively "Arger"). Arger designs and distributes FAA-approved aircraft and engine parts primarily for the commercial aviation market. The Company has since combined the operations of Arger within other subsidiaries of HEICO Aerospace Holdings Corp. As of the acquisition date, the Company recognized a $1.8 million restructuring liability as part of the acquisition costs consisting principally of employee termination and relocation costs, moving costs and associated expenses and contract termination costs. During the remainder of fiscal 2006, $1.1 million of such accrued costs were paid and $.6 million were deemed not necessary and reversed, leaving a remaining accrual of $.1 million as of October 31, 2006.

In September 2006, the Company, through its HEICO Aerospace Holding Corp. subsidiary, acquired an 80% interest in the business, assets, and certain liabilities of Prime Air, Inc., and its affiliate (collectively "Prime"). Under the transaction, the former owners formed a new subsidiary, Prime Air, LLC ("Prime Air"), which acquired substantially all of the assets and assumed certain liabilities of Prime. The new subsidiary is owned 80% by the Company and 20% by certain members of Prime's management group. Subject to meeting certain earnings objectives during the first two years following the acquisition, the Company may be obligated to pay additional consideration of up to $7.0 million in aggregate. The additional purchase consideration will be accrued when the earnings objectives are met. Further, the Company has the right to purchase the remaining 20% minority interests beginning at approximately the eighth anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase the same equity interest over the same period. Prime Air provides commercial airlines, regional operators, asset management companies, and MRO providers with high quality and cost effective niche accessory component exchange services as an alternative to OEMs' spares services.

All of the acquisitions described above were accounted for using the purchase method of accounting. The purchase price of each acquisition was not significant to the Company's consolidated financial statements individually or in aggregate. The results of operations of each acquired company were included in the Company's results of operations from their effective acquisition date and the pro forma consolidated operating results assuming each fiscal 2005 and 2004 acquisition had been consummated as of the beginning of its respective fiscal year would not have been materially different from the reported results. The following table presents the Company's unaudited pro forma consolidated operating results assuming the fiscal 2006 acquisitions of Seal LLC, EDT, Arger, and Prime Air had been consummated as of the beginning of fiscal 2005. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisitions had taken place as of the beginning fiscal 2005. The unaudited pro forma financial information includes adjustments to historical amounts such as additional amortization expense related to acquired intangible assets, increased interest expense associated with borrowings to finance the acquisitions, increased performance awards under the terms of the acquisitions and the incremental minority interest in the net income of Seal LLC, Arger and Prime Air.

For the year ended October 31,	2006	2005
Net sales	$ 430,864,000	$ 370,846,000
Net income	$ 32,392,000	$ 26,250,000
Net income per share:		
Basic	$ 1.29	$ 1.07
Diluted	$ 1.22	$ 1.00

The allocation of the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed is based on their estimated fair values as of the date of acquisition. The Company determines the fair values of such assets and liabilities, generally in consultation with third-party valuation advisors. The allocation of the purchase price of Arger and Prime Air to the tangible and identifiable intangible assets acquired and liabilities assumed in these consolidated financial statements is preliminary until the Company obtains final information regarding their fair values. The excess of the purchase price over the net of the amounts assigned to assets acquired and liabilities assumed has been recorded as goodwill (See Note 18, Supplemental Disclosures of Cash Flow Information, of the Notes to Consolidated Financial Statements). The aggregate cost of acquisitions, including payments made in cash and with shares of the Company's common stock and contingent payments, was $58.1 million, $41.5 million and $31.1 million in fiscal 2006, 2005 and 2004, respectively.

NOTE 3. SELECTED FINANCIAL STATEMENT INFORMATION

Accounts Receivable

As of October 31,	2006	2005
Accounts receivable	$ 67,905,000	$ 49,816,000
Less: Allowance for doubtful accounts	(2,893,000)	(2,148,000)
Accounts receivable, net	$ 65,012,000	$ 47,668,000

Costs and Estimated Earnings on Uncompleted Percentage-of-Completion Contracts

As of October 31,	2006	2005
Costs incurred on uncompleted contracts	$ 16,428,000	$ 18,344,000
Estimated earnings	12,221,000	11,252,000
	28,649,000	29,596,000
Less: Billings to date	(21,614,000)	(21,747,000)
	$ 7,035,000	$ 7,849,000
Included in accompanying Consolidated Balance Sheets under the following captions:		
Accounts receivable, net (costs and estimated earnings in excess of billings)	$ 7,204,000	$ 7,889,000
Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings)	(169,000)	(40,000)
	$ 7,035,000	$ 7,849,000

Changes in estimates did not have a material effect on net income or diluted net income per share in fiscal 2006, 2005, or 2004.

Inventories

As of October 31,	2006	2005
Finished products	$ 52,245,000	$ 26,136,000
Work in process	13,805,000	12,634,000
Materials, parts, assemblies and supplies	31,233,000	23,988,000
Inventories, net	$ 97,283,000	$ 62,758,000

Inventories related to long-term contracts were not significant as of October 31, 2006 and 2005.

Property, Plant and Equipment

As of October 31,	2006	2005
Land	$ 3,155,000	$ 3,155,000
Buildings and improvements	27,724,000	25,344,000
Machinery, equipment and tooling	59,052,000	53,460,000
Construction in progress	3,796,000	3,128,000
	93,727,000	85,087,000
Less: Accumulated depreciation and amortization	(44,238,000)	(38,424,000)
Property, plant and equipment, net	$ 49,489,000	$ 46,663,000

The amounts set forth above include tooling costs having a net book value of $3,910,000 and $3,441,000 as of October 31, 2006 and 2005, respectively. Amortization expense on capitalized tooling was $1,304,000, $1,346,000, and $1,484,000 for the fiscal years ended October 31, 2006, 2005 and 2004, respectively. Expenditures for capitalized tooling costs were $1,363,000, $885,000, and $955,000 in fiscal 2006, 2005 and 2004, respectively.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment amounted to approximately $5,786,000, $5,574,000, and $4,841,000 for the fiscal years ended October 31, 2006, 2005 and 2004, respectively.

Included in the Company's property, plant and equipment is rotable equipment located at various customer locations in connection with certain repair and maintenance agreements. The rotables are stated at a net book value of $2,710,000 and $3,256,000 as of October 31, 2006 and 2005, respectively. Under the terms of the agreements, the customers may purchase the equipment at specified prices, which are no less than net book value, upon termination of the agreements. The equipment is currently being depreciated over its estimated life.

Accrued Expenses and Other Current Liabilities

As of October 31,	2006	2005
Accrued employee compensation and related payroll taxes	$ 17,546,000	$ 13,794,000
Accrued customer rebates and credits	9,066,000	8,222,000
Accrued additional purchase consideration	7,180,000	3,045,000
Other	7,711,000	7,412,000
Accrued expenses and other current liabilities	$ 41,503,000	$ 32,473,000

Other Non-Current Liabilities

Other non-current liabilities include deferred compensation of $4,999,000 and $5,847,000 as of October 31, 2006 and 2005, respectively, principally related to elective deferrals of salary and bonuses under a Company sponsored non-qualified deferred compensation plan available to selected employees. The Company makes no contributions to this plan. The assets of this plan related to this deferred compensation liability are held within an irrevocable trust and classified within other assets (long-term) in the accompanying Consolidated Balance Sheets.

During fiscal 2006, the Company established the HEICO Corporation Leadership Compensation Plan ("LCP"), a nonqualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. The LCP is effective October 1, 2006 and provides eligible employees, officers and directors of the Company the opportunity to voluntarily defer base salary, bonus payments, commissions, long-term incentive awards and directors fees, as applicable, on a pre-tax basis. The Company will match 50% of the first 6% of base salary deferred by each participant. While the Company has no obligation to do so, the LCP also provides the Company the opportunity to make discretionary contributions. The Company's matching contributions and any discretionary contributions are subject to vesting and forfeiture provisions set forth in the LCP. As of October 31, 2006, discretionary contributions for fiscal 2006 aggregating $985,000 were accrued in accrued expenses and other liabilities in the accompanying Consolidated Balance Sheets.

NOTE 4. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company has two operating segments: the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG"). Changes in the carrying amount of goodwill during fiscal 2006 and 2005 by operating segment are as follows:

	Segment[1]		Consolidated
	FSG	ETG	Totals
Balances as of October 31, 2004	$ 137,590,000	$ 79,084,000	$ 216,674,000
Goodwill acquired	1,092,000	26,757,000	27,849,000
Accrued additional purchase consideration	–	3,045,000	3,045,000
Adjustments to goodwill	661,000	–	661,000
Balances as of October 31, 2005	139,343,000	108,886,000	248,229,000
Goodwill acquired	17,325,000	3,118,000	20,443,000
Accrued additional purchase consideration	–	7,180,000	7,180,000
Adjustments to goodwill	536,000	(1,272,000)	(736,000)
Balances as of October 31, 2006	$ 157,204,000	$ 117,912,000	$ 275,116,000

(1) During fiscal 2006, one of the Company's subsidiaries formerly included in the ETG was reclassified to the FSG. Prior year balances have been retroactively restated to reflect the revised segment classification.

The goodwill acquired and accrued additional purchase consideration recognized during fiscal 2006 are a result of the Company's acquisitions described in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Adjustments to goodwill consist primarily of adjustments related to the preliminary allocation of the purchase price of prior year acquisitions to the assets acquired and liabilities assumed, and contingent purchase price payments to previous owners of acquired businesses.

Identifiable intangible assets, which are recorded within other assets in the Company's Consolidated Balance Sheets consist of:

	As of October 31, 2006			As of October 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing Assets:						
Customer relationships	$ 13,595,000	$ (2,138,000)	$ 11,457,000	$ –	$ –	$ –
Intellectual property	1,992,000	(498,000)	1,494,000	–	–	–
Licenses	1,000,000	(326,000)	674,000	1,000,000	(252,000)	748,000
Non-compete agreements	800,000	(434,000)	366,000	660,000	(129,000)	531,000
Patents	560,000	(102,000)	458,000	477,000	(60,000)	417,000
	17,947,000	(3,498,000)	14,449,000	2,137,000	(441,000)	1,696,000
Non-Amortizing Assets:						
Trade names	7,562,000	–	7,562,000	3,650,000	–	3,650,000
	$ 25,509,000	$ (3,498,000)	$ 22,011,000	$ 5,787,000	$ (441,000)	$ 5,346,000

The increase in the gross carrying amount of customer relationships, intellectual property, non-compete agreements and trade names as of October 31, 2006 compared to October 31, 2005 principally relates to such intangible assets recognized in connection with recent acquisitions. (See Note 2, Acquisitions, and Note 18, Supplemental Disclosures of Cash Flow Information, of the Notes to Consolidated Financial Statements.) The weighted average amortization period of the customer relationships, intellectual property, and non-compete agreements recognized in fiscal 2006 is approximately six years, four years, and six years, respectively.

Amortization expense of other intangible assets was $3,057,000, $193,000 and $112,000 for the fiscal years ended October 31, 2006, 2005 and 2004, respectively. Amortization expense for each of the next five fiscal years is expected to be $3,475,000 in fiscal 2007, $3,210,000 in fiscal 2008, $2,603,000 in fiscal 2009, $2,105,000 in fiscal 2010, and $1,432,000 in fiscal 2011.

NOTE 5. SHORT-TERM AND LONG-TERM DEBT

In June 2006, one of the Company's subsidiaries entered into a $7.0 million short-term line of credit with a bank, which expires in April 2007. The line of credit may be used for inventory purchases and other working capital needs and is secured by all the assets of the subsidiary. Advances under the line of credit bear interest at the subsidiary's choice of the "Prime Rate Advance" (prime rate less .75%) or "LIBOR Advance" (LIBOR rate plus .75%). As of October 31, 2006, no borrowings were outstanding under the line of credit.

Long-term debt consists of:

As of October 31,	2006	2005
Borrowings under revolving credit facility	$ 53,000,000	$ 32,000,000
Industrial Development Revenue Refunding Bonds - Series 1988	1,980,000	1,980,000
Capital leases and equipment loans	81,000	144,000
	55,061,000	34,124,000
Less: Current maturities of long-term debt	(39,000)	(63,000)
	$ 55,022,000	$ 34,061,000

The aggregate amount of long-term debt maturing by fiscal year is $39,000 in fiscal 2007, $1,995,000 in fiscal 2008, $18,000 in fiscal 2009, and $53,009,000 in fiscal 2010.

Revolving Credit Facility

In August 2005, the Company amended its revolving credit facility by entering into a $130 million Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which expires in August 2010. The Credit Facility includes a feature that will allow the Company to increase the Credit Facility, at its option, up to an aggregate amount of $175 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, capital expenditures and to finance acquisitions. In July 2006, the Company amended the Credit Facility principally to include a less restrictive covenant regarding requisite approval of acquisitions by the bank syndicate. The prior covenant relating to approval by the bank syndicate of acquisitions in excess of an aggregate of $50 million over any twelve-month period was eliminated provided the Company maintains an agreed upon, or lower, leverage ratio. Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, minority interest, and non-cash charges or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins range from .75% to 2.00% for LIBOR based borrowings and from .00% to .50% for Base Rate based borrowings. A fee is charged on the amount of the unused commitment ranging from .20% to .50% (depending on the Company's leverage ratio). The Credit Facility also includes a $10 million swingline sublimit and a $15 million sublimit for letters of credit. The Credit Facility is secured by substantially all assets other than real property of the Company and its subsidiaries and contains covenants that require, among other things, the maintenance of the leverage ratio and a fixed charge coverage ratio as well as minimum net worth requirements.

As of October 31, 2006 and 2005, the Company had a total of $53 million and $32 million, respectively, borrowed under its revolving credit facility at weighted average interest rates of 6.1% and 4.7%, respectively. The amounts were primarily borrowed to fund acquisitions (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements). The revolving credit facility contains both financial and non-financial covenants. As of October 31, 2006, the Company believes it is in compliance with all such covenants.

Industrial Development Revenue Bonds

The industrial development revenue bonds outstanding as of October 31, 2006 represent bonds issued by Broward County, Florida in 1988 (the "1988 bonds"). The 1988 bonds are due April 2008 and bear interest at a variable rate calculated weekly (3.6% and 2.8% as of October 31, 2006 and 2005, respectively). The 1988 bonds as amended are secured by a $2.0 million letter of credit expiring April 2008 and a mortgage on the related properties pledged as collateral.

NOTE 6. INCOME TAXES

The provision for income taxes on income before income taxes and minority interests for each of the three fiscal years ended October 31 is as follows:

	2006	2005	2004
Current:			
Federal	$ 15,301,000	$ 11,346,000	$ 6,088,000
State	2,780,000	1,667,000	735,000
Foreign	262,000	56,000	-
	18,343,000	13,069,000	6,823,000
Deferred	2,557,000	3,031,000	4,125,000
Total income tax expense	$ 20,900,000	$ 16,100,000	$ 10,948,000

The following table reconciles the federal statutory tax rate to the Company's effective tax rate for each of the three fiscal years ended October 31:

	2006	2005	2004
Federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, less applicable federal income tax reduction	3.5	3.2	2.2
Net tax benefit related to non-taxable life insurance proceeds	–	–	(4.8)
Net tax benefit on export sales	(1.3)	(1.8)	(2.3)
Net tax benefit on minority interests' share of income	(2.7)	(.5)	(.9)
Net tax benefit on qualified research and development activities claimed	(2.4)	–	–
Other, net	.6	.7	.7
Effective tax rate	32.7%	36.6%	29.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that it will generate sufficient future taxable income to utilize all of its deferred tax assets and has therefore not recorded a valuation allowance on any such asset. Significant components of the Company's deferred tax assets and liabilities are as follows:

As of October 31,	2006	2005
Deferred tax assets:		
Inventories	$ 5,650,000	$ 4,268,000
Deferred compensation liability	2,289,000	2,286,000
Allowance for doubtful accounts receivable	895,000	810,000
Customer rebates accrual	800,000	739,000
Other	2,764,000	2,037,000
Total deferred tax assets	12,398,000	10,140,000
Deferred tax liabilities:		
Intangible asset amortization	27,016,000	20,722,000
Accelerated depreciation	3,670,000	4,504,000
Other	455,000	127,000
Total deferred tax liabilities	31,141,000	25,353,000
Net deferred tax liability	$ (18,743,000)	$ (15,213,000)

The net deferred tax liability is classified in the accompanying Consolidated Balance Sheets as follows:

As of October 31,	2006	2005
Current asset	$ 9,309,000	$ 7,218,000
Long-term liability	(28,052,000)	(22,431,000)
Net deferred tax liability	$ (18,743,000)	$ (15,213,000)

The increase in the net deferred tax liability from $15.2 million as of October 31, 2005 to $18.7 million as of October 31, 2006 is due to the $2.6 million deferred income tax expense for fiscal 2006 and $0.9 million in net deferred tax liabilities recognized through purchase accounting in connection with recent acquisitions. In fiscal 2005, the Company recorded $1.6 million in net deferred tax liabilities in connection with acquisitions. The net deferred tax liabilities recognized principally relate to differences between the assigned values and the tax bases of identifiable intangible assets and property, plant and equipment acquired. No deferred tax assets or liabilities were recognized in connection with the Company's acquisitions in fiscal 2004.

As previously reported, in 1999 - 2002 certain individual holders of non-qualified stock options issued by the Company exchanged these options for annuity contracts. As a result, the recognition of compensation income otherwise reportable upon the exercise or transfer of stock options was deferred by the individual holders. Based on agreements between the individuals, the Company and the Internal Revenue Service, the remaining deferred compensation income was accelerated and reported by the individuals. As a result, the Company's corresponding compensation deduction benefit was recognized in its fiscal 2005 income tax return. The Company recorded a $5.1 million tax benefit from stock option exercises during 2006 by increasing capital in excess of par value, a component of shareholders' equity, and decreasing income taxes payable.

The Company claimed an income tax credit for qualified research and development activities in its income tax return for fiscal 2005 and amended returns for previous tax years that were filed in the third and fourth quarters of fiscal 2006 upon completion of a study conducted by outside tax consultants. The aggregate tax credit, net of expenses, increased net income by approximately $1.0 million in fiscal 2006.

NOTE 7. SHAREHOLDERS' EQUITY

Preferred Stock Purchase Rights Plan

The Company's Board of Directors adopted, as of November 2, 2003, a Shareholder Rights Agreement (the "2003 Plan"). Pursuant to the 2003 Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock and Class A Common Stock (with the preferred share purchase rights collectively as the "Rights"). The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire as of the close of business on November 2, 2013.

The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. The 2003 Plan also contains a provision to help ensure a potential acquiror pays all shareholders a fair price for the Company.

Common Stock and Class A Common Stock

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock, or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

Share Repurchases

The Company did not repurchase any shares of its common stock in fiscal 2006, 2005, or 2004.

Stock Dividend

In January 2004, the Company paid a 10% stock dividend on both classes of common stock outstanding with shares of Class A Common Stock. The 10% dividend was valued based on the closing market price of the Company's Class A Common Stock as of the day prior to the declaration date. All net income per share, dividend per share, price and other data per share, exercise price, stock option, and common share data has been adjusted retroactively to give effect to the stock dividend.

NOTE 8. STOCK OPTIONS

The Company currently has two stock option plans, the 2002 Stock Option Plan ("2002 Plan") and the Non-Qualified Stock option plan under which stock options may be granted. The Company's 1993 Stock Option Plan ("1993 Plan") terminated in March 2003 on the tenth anniversary of its effective date. No options may be granted under the 1993 Plan after such termination date; however, options outstanding as of the termination date may be exercised pursuant to their terms. In addition, the Company granted stock options to two former shareholders of an acquired business pursuant to employment agreements entered into in connection with the acquisition in fiscal 1999. A total of 2,896,701 shares of the Company's stock are reserved for issuance to employees, directors, officers, and consultants as of October 31, 2006, including 2,734,018 shares currently under option and 162,683 shares available for future grants. Options issued under the 2002 Plan may be designated as incentive stock options or non-qualified stock options. Incentive stock options are granted with an exercise price of not less than 100% of the fair market value of the Company's common stock as of date of grant (110% thereof in certain cases) and are exercisable in percentages specified as of the date of grant over a period up to ten years. Only employees are eligible to receive incentive stock options. Non-qualified stock options under the 2002 Plan may be granted at less than fair market value and may be immediately exercisable. Options granted under the Non-Qualified Stock Option Plan may be granted with an exercise price of no less than the fair market value of the Company's common stock as of the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. The options granted pursuant to the 2002 Plan may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee in its sole discretion. The stock options granted to two former shareholders of an acquired business were fully vested and transferable as of the grant date and expire ten years from the date of grant. The exercise price of such options was the fair market value as of the date of grant. Options under all stock option plans expire not later than ten years after the date of grant, unless extended by the Stock Option Plan Committee or the Board of Directors.

Information concerning stock option activity for each of the three fiscal years ended October 31 is as follows:

	Shares Available For Grant	Shares Under Option: Shares	Shares Under Option: Weighted Average Exercise Price
Outstanding as of October 31, 2003	166,423	4,448,675	$ 8.62
Granted	(10,000)	10,000	$ 13.19
Cancelled	880	(20,332)	$ 12.26
Exercised	–	(403,076)	$ 2.75
Outstanding as of October 31, 2004	157,303	4,035,267	$ 9.20
Granted	(1,000)	1,000	$ 19.08
Cancelled	–	(82,637)	$ 13.38
Exercised	–	(364,950)	$ 5.36
Outstanding as of October 31, 2005	156,303	3,588,680	$ 9.50
Granted	–	–	$ –
Cancelled	6,380	(10,371)	$ 8.96
Exercised	–	(844,291)	$ 7.34
Outstanding as of October 31, 2006	162,683	2,734,018	$ 10.16

Information concerning stock options outstanding and stock options exercisable by class of common stock as of October 31, 2006 is as follows:

Common Stock

	Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
\$ 1.16 - \$ 2.90	111,182	\$ 1.84	0.9	\$ 3,829,000
\$ 2.91 - \$ 7.00	125,500	\$ 6.33	0.1	3,758,000
\$ 7.01 - \$ 12.00	572,925	\$ 8.99	4.8	15,634,000
\$ 12.01 - \$ 21.92	454,000	\$ 14.20	4.3	10,024,000
	1,263,607	\$ 9.97	3.8	\$ 33,245,000

	Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
\$ 1.16 - \$ 2.90	111,182	\$ 1.84	0.9	\$ 3,828,000
\$ 2.91 - \$ 7.00	125,500	\$ 6.33	0.1	3,758,000
\$ 7.01 - \$ 12.00	450,924	\$ 9.22	4.5	12,203,000
\$ 12.01 - \$ 21.92	454,000	\$ 14.20	4.3	10,024,000
	1,141,606	\$ 10.16	3.6	\$ 29,813,000

Class A Common Stock

	Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
\$ 1.16 - \$ 2.90	95,795	\$ 1.71	0.9	\$ 2,709,000
\$ 2.91 - \$ 7.00	143,195	\$ 5.68	5.0	3,482,000
\$ 7.01 - \$ 12.00	651,979	\$ 8.26	4.5	14,167,000
\$ 12.01 - \$ 21.92	579,442	\$ 15.24	3.4	8,547,000
	1,470,411	\$ 10.33	3.9	\$ 28,905,000

	Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
\$ 1.16 - \$ 2.90	95,795	\$ 1.71	0.9	\$ 2,709,000
\$ 2.91 - \$ 7.00	92,155	\$ 5.75	4.3	2,234,000
\$ 7.01 - \$ 12.00	594,821	\$ 8.20	4.4	12,958,000
\$ 12.01 - \$ 21.92	559,937	\$ 15.32	3.3	8,215,000
	1,342,708	\$ 10.54	3.7	\$ 26,116,000

The aggregate intrinsic values in the tables above are calculated based on the difference between the closing price per share of the underlying common stock as reported on the New York Stock Exchange as of October 31, 2006 less the option exercise price (if a positive spread) multiplied by the number of stock options.

If there were a change in control of the Company, options outstanding for an additional 71,707 shares of Common Stock and 113,119 shares of Class A Common Stock would become immediately exercisable.

Information concerning stock options exercised during the fiscal year ended October 31, 2006 is as follows:

	2006
Cash proceeds from stock option exercises	$ 5,071,000
Tax benefit realized from stock option exercises	1,385,000
Intrinsic value of stock option exercises	16,105,000

Effective as of November 1, 2005, the Company generally recognizes stock option compensation expense ratably over the vesting period. As of October 31, 2006, there was $819,000 of pretax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 1.3 years.

The Company did not grant any stock options in fiscal 2006 and there were no grants of Common Stock options in fiscal 2005 and 2004. The estimated weighted average fair value of the Class A Common Stock options granted in fiscal 2005 and 2004 was $9.16 and $6.16 per share, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions for each of the three fiscal years ended October 31:

	2006		2005		2004	
	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Expected stock price volatility	–	–	–	43.84%	–	46.87%
Risk free interest rate	–	–	–	4.09%	–	3.28%
Dividend yield	–	–	–	.38%	–	.38%
Expected option life (years)	–	–	–	6	–	6

NOTE 9. RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan (the "Plan") under which eligible employees of the Company and its participating subsidiaries may make Elective Deferral Contributions, effective January 1, 2005, up to the limitations set forth in Section 402(g) of the Internal Revenue Code. Prior to calendar 2005, deferrals were permitted up to 15% of an eligible employee's annual compensation as defined by the Plan. The Company generally makes a 25% or 50% Employer Matching Contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the participant's Compensation for the Elective Deferral Contribution period. The Employer Matching Contribution is made in the Company's common stock or cash, as determined by the Company. The Company's match of a portion of a participant's contribution paid in Company common stock is based on the fair market value of the shares as of the date of contribution. The Plan also provides that the Company may contribute additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions can not be invested in Company common stock.

Participants receive 100% vesting of employee contributions and cash dividends received on Company common stock. Vesting in Company contributions is based on a participant's number of years of vesting service. Contributions to the Plan charged to income in fiscal 2006, 2005 and 2004 totaled $170,000, $148,000 and $189,000, respectively. Company contributions are made with the use of forfeited shares within the Plan. As of October 31, 2006, the Plan held approximately 153,000 forfeited shares of Common Stock and 168,000 forfeited shares of Class A Common Stock, which are available to make future Company contributions.

In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets of this plan as of October 31, 2006, 2005 and 2004 are not material to the financial position of the Company. During fiscal 2006, 2005 and 2004, $64,000, $59,000, and $88,000, respectively, were expensed for this plan.

NOTE 10. RESEARCH AND DEVELOPMENT EXPENSES

Cost of sales amounts in fiscal 2006, 2005 and 2004 include approximately $15,347,000, $11,311,000 and $10,446,000 respectively, of new product research and development expenses. The expenses are net of reimbursements pursuant to research and development cooperation and joint venture agreements. Such reimbursements were not significant in fiscal 2006, 2005 and 2004

NOTE 11. SALE OF INVESTMENT IN JOINT VENTURE

During fiscal 2005, the Company's HEICO Aerospace Holdings Corp. subsidiary sold its investment in a 50%-owned joint venture that was accounted for under the equity method and recognized a gain on the sale of $276,000, which is included in interest and other income in the Company's Consolidated Statements of Operations. The Company's investment in the 50%-owned joint venture and its share of the operating results were not significant to the Company's consolidated financial statements.

NOTE 12. LIFE INSURANCE PROCEEDS

In fiscal 2004, the Company received $5.0 million in proceeds from the death benefit of a key-person life insurance policy maintained by a subsidiary of the Flight Support Group that provides repair and overhaul services. The life insurance proceeds, which are non-taxable, increased fiscal 2004 net income (after the minority interest's share of the income) by $4.0 million, or $.16 per diluted share.

NOTE 13. RESTRUCTURING EXPENSES

During the first quarter of fiscal 2005, the Company completed restructuring activities initiated in fiscal 2004 within certain subsidiaries of the Flight Support Group that provide repair and overhaul services. The unexpected death of an executive of certain of the repair and overhaul subsidiaries (see Note 12, Life Insurance Proceeds, of the Notes to Consolidated Financial Statements) was the impetus for the commencement of the restructuring activities, which the Company believes will allow it to better service its customers and improve operating margins. The Company incurred $22,000 of restructuring expenses in fiscal 2005 and $850,000 in fiscal 2004. The fiscal 2004 restructuring expenses include $350,000 of inventory write-downs, which were recorded within cost of sales in the accompanying Consolidated Statements of Operations, and $261,000 of management hiring/relocation related expenses, $168,000 of moving costs and other associated expenses and $71,000 of contract termination costs that were all recorded within selling, general and administrative expenses. The inventory written down is related to older generation aircraft for which repair and overhaul services are being discontinued by the Company. The management hiring/relocation related expenses include one-time employee termination/hiring benefits and relocation costs. The moving costs and other associated expenses consist of moving costs related to the consolidation of two repair and overhaul facilities. Contract termination costs include the lease termination on a facility. The repair and overhaul subsidiaries' restructuring expenses decreased net income (after income taxes and the minority interest's share of the expenses) in fiscal 2004 by $427,000.

The following table details the restructuring activity that occurred in fiscal 2005 and 2004:

	Inventory Write-downs	Management Hiring/ Relocation Related Expenses	Moving Costs and Other Associated Expenses	Contract Termination Costs	Totals
Balances as of November 1, 2003	$ –	$ –	$ –	$ –	$ –
Restructuring expenses	350,000	261,000	168,000	71,000	850,000
Cash payments	–	(197,000)	(57,000)	–	(254,000)
Non-cash amount	(350,000)	–	–	–	(350,000)
Balances as of October 31, 2004	–	64,000	111,000	71,000	246,000
Additional charges and reversals	–	69,000	(47,000)	–	22,000
Cash payments	–	(133,000)	(64,000)	(71,000)	(268,000)
Balances as of October 31, 2005	$ –	$ –	$ –	$ –	$ –

For information on restructuring activities associated with acquisitions, see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

NOTE 14. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for each of the three fiscal years ended October 31:

	2006	2005	2004
Numerator:			
Net income	$ 31,888,000	$ 22,812,000	$ 20,630,000
Denominator:			
Weighted average common shares outstanding - basic	25,084,532	24,460,185	24,036,980
Effect of dilutive stock options	1,513,071	1,863,117	1,717,618
Weighted average common shares outstanding - diluted	26,597,603	26,323,302	25,754,598
Net income per share - basic	$ 1.27	$ .93	$ .86
Net income per share - diluted	$ 1.20	$ .87	$ .80
Anti-dilutive stock options excluded	12,540	181,760	579,837

NOTE 15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales:				
2006	$ 88,101,000	$ 92,092,000	$ 102,172,000	$ 109,825,000
2005	56,981,000	66,973,000	69,169,000	76,524,000
Gross profit:				
2006	32,052,000	33,536,000	37,585,000	39,340,000
2005	20,280,000	25,045,000	25,999,000	29,672,000
Net income:				
2006	6,749,000	7,542,000	8,276,000	9,321,000
2005	4,428,000	5,713,000	6,046,000	6,625,000
Net income per share:				
Basic:				
2006	$ .27	$ .30	$ .33	$ .37
2005	.18	.23	.25	.27
Diluted:				
2006	.26	.28	.31	.35
2005	.17	.22	.23	.25

During the fourth quarter of fiscal 2005, the Company increased its allowance for doubtful accounts by $1.6 million as a result of bankruptcy filings by certain customers in the aviation industry. The associated charge decreased net income by $829,000, or $.03 per diluted share.

During the third and fourth quarters of fiscal 2006, the Company recognized the benefit of a tax credit (net of related expenses) for qualified research and development activities claimed for certain prior years, which increased net income by $235,000 and $767,000, respectively, or $.01 and $.03 per diluted share, respectively.

Due to changes in the average number of common shares outstanding, net income per share for the full fiscal year may not equal the sum of the four individual quarters.

NOTE 16. OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group ("FSG") consisting of HEICO Aerospace and its subsidiaries and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries. The Flight Support Group designs, manufactures and distributes FAA-approved jet engine and aircraft component replacement parts, provides FAA-authorized repair and overhaul services and provides subcontracting services to original equipment manufacturers in the aviation industry and the U.S. Government. The Electronic Technologies Group designs and manufactures commercial and military power supplies, circuit board shielding, laser and electro-optical products, infrared simulation and test equipment, high voltage interconnection devices, cable assemblies and high-speed interface products primarily for the aviation, defense, space, and electronics industries.

The Company's reportable operating segments offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

Segment Profit or Loss

The accounting policies of the Company's operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements. Management evaluates segment performance based on segment operating income.

	Segment (1)		Other, Primarily Corporate and	Consolidated
	FSG	ETG	Intersegment	Totals
For the year ended October 31, 2006:				
Net sales	$ 277,255,000	$ 115,021,000	$ (86,000)	$ 392,190,000
Depreciation and amortization	6,822,000	3,437,000	306,000	10,565,000
Operating income	46,840,000	34,026,000	(13,999,000)	66,867,000
Capital expenditures	8,189,000	1,607,000	168,000	9,964,000
Total assets	337,020,000	180,359,000	17,436,000	534,815,000
For the year ended October 31, 2005:				
Net sales	$ 191,989,000	$ 77,821,000	$ (163,000)	$ 269,647,000
Depreciation and amortization	5,875,000	1,117,000	417,000	7,409,000
Operating income	32,795,000	20,978,000	(9,124,000)	44,649,000
Capital expenditures	7,459,000	763,000	51,000	8,273,000
Total assets	259,957,000	159,123,000	16,544,000	435,624,000
For the year ended October 31, 2004:				
Net sales	$ 158,643,000	$ 57,243,000	$ (142,000)	$ 215,744,000
Depreciation and amortization	5,582,000	760,000	437,000	6,779,000
Operating income	22,435,000	17,075,000	(6,891,000)	32,619,000
Capital expenditures	4,723,000	1,008,000	6,000	5,737,000
Total assets	243,860,000	105,615,000	14,780,000	364,255,000

(1) During fiscal 2006, one of the Company's subsidiaries formerly included in the ETG was reclassified to the FSG. Prior year balances have been retroactively restated to reflect the revised segment classification.

Major Customer and Geographic Information

No one customer accounted for 10% or more of the Company's consolidated net sales during the last three fiscal years. The Company's net sales originating and long-lived assets held outside of the United States during each of the last three fiscal years were not material.

The Company markets its products and services in over 100 countries. Other than in the United States, the Company does not conduct business in any other country in which its sales in that country exceed 10% of consolidated sales. Sales are attributed to countries based on the location of customers. The composition of the Company's sales to unaffiliated customers between those in the United States and those in other locations for each of the three fiscal years ended October 31 as follows:

	2006	2005	2004
United States	$ 284,048,000	$ 199,855,000	$ 160,049,000
Other	108,142,000	69,792,000	55,695,000
Total	$ 392,190,000	$ 269,647,000	$ 215,744,000

NOTE 17. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew the lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

Year ending October 31,	
2007	$ 3,526,000
2008	2,773,000
2009	1,629,000
2010	1,558,000
2011	1,121,000
Thereafter	3,421,000
Total minimum lease commitments	$ 14,028,000

Total rent expense charged to operations for operating leases in fiscal 2006, 2005 and 2004 amounted to $3,409,000, $2,679,000 and $2,737,000, respectively.

Guarantees

The Company has arranged for standby letters of credit aggregating $2.2 million to meet the security requirement of its insurance company for potential workers' compensation claims, which are supported by the Company's revolving credit facility. In addition, the Company's industrial development revenue bonds are secured by a $2.0 million letter of credit expiring April 2008 and a mortgage on the related properties pledged as collateral.

Changes in the Company's product warranty liability for fiscal 2006 and 2005 are as follows:

Balance as of October 31, 2004	$ 129,000
Acquired warranty liabilities	89,000
Accruals for warranties	488,000
Warranty claims settled	(311,000)
Balance as of October 31, 2005	395,000
Acquired warranty liabilities	15,000
Accruals for warranties	635,000
Warranty claims settled	(511,000)
Balance as of October 31, 2006	$ 534,000

The acquired warranty liabilities pertain to the acquisitions made as further discussed in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

As partial consideration in the acquisition of Inertial Airline Services, Inc. ("IAS") in August 2001, the Company issued $5 million in HEICO Class A Common Stock (318,960 shares) and guaranteed that the resale value of such Class A Common Stock would be at least $5 million through August 31, 2004. Concurrent with the acquisition, the Company loaned the seller $5 million, which was due August 31, 2004 and secured by the 318,960 shares of HEICO Class A Common Stock. The loan was reflected as a reduction of shareholders' equity in the Company's Consolidated Balance Sheets under the caption, "Note Receivable Secured by Class A Common Stock." In fiscal 2003, the seller sold 220,000 shares of the HEICO Class A Common Stock and the Company received the net proceeds of $2.1 million to reduce the note receivable. In fiscal 2004, the Company received net proceeds of $1.2 million from the seller upon the sale of the remaining 98,960 shares of the HEICO Class A Common Stock. Pursuant to the Company's guarantee that the aggregate resale value of the 318,960 shares of Class A Common Stock would be at least $5 million, the $1.7 million difference between the guaranteed value and the $3.3 million of aggregate net proceeds ($2.1 million received in fiscal 2003 and $1.2 million received in fiscal 2004) from the sales of the Class A Common Stock was recorded in fiscal 2004 as a reduction of both capital in excess of par value and the note receivable.

As part of the agreement to acquire an 80% interest in a subsidiary by the ETG in fiscal 2004, the Company has the right to purchase the minority interests beginning at approximately the tenth anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase their interests commencing on approximately the fifth anniversary of the acquisition, or sooner under certain conditions.

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, the Company may be obligated to pay additional purchase consideration of up to $3.8 million in aggregate should the subsidiary meet certain earnings objectives during the first four years following the acquisition. In fiscal 2006, the Company paid $2.2 million of such additional purchase consideration based on the subsidiary's earnings relative to target for the first year, and accrued the remaining $1.6 million based on the subsidiary's year-to-date earnings relative to its target for the second year. The Company expects to pay this accrued amount in fiscal 2007.

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, the Company may be obligated to pay additional purchase consideration currently estimated to total up to $2.3 million should the subsidiary meet certain product line-related earnings objectives during the fourth and fifth years following the acquisition. The additional purchase consideration will be accrued when the earnings objectives are met.

As part of the agreement to acquire an 85% interest in a subsidiary by the ETG in fiscal 2005, the minority holders have the right to cause the Company to purchase their interests over a four-year period starting around the second anniversary of the acquisition, or sooner under certain conditions.

As part of the agreement to acquire a 51% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase 28% of the equity interests of the subsidiary over a four-year period beginning approximately after the second anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase the same equity interest over the same period. Further, the Company has the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning approximately after the fourth anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2006, the Company may be obligated to pay additional consideration of up to $53.0 million in aggregate during the first four years following the acquisition. The maximum amount of additional consideration that may become payable by year is $6.8 million in fiscal 2006, $9.2 million in fiscal 2007, $17.8 million in fiscal 2008 and $19.2 million in fiscal 2009. The Company accrued $5.6 million of such additional purchase consideration as of October 31, 2006 based on the subsidiary's first year earnings relative to its target, which it expects to pay in fiscal 2007. The remaining additional purchase consideration will be accrued when the earnings objectives are met.

As part of an agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2006, the Company may be obligated to pay additional purchase consideration of up to $7.0 million in aggregate should the subsidiary meet certain earnings objectives during the first two years following the acquisition. The additional purchase consideration will be accrued when the earnings objectives are met. Further, the Company has the right to purchase the remaining 20% minority interests beginning at approximately the eighth anniversary of the acquisition, or sooner under certain conditions, and the minority holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of an agreement for exclusive license rights to intellectual property, one of the subsidiaries of the ETG has guaranteed minimum royalty payments aggregating $.2 million through fiscal 2007.

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's results of operations, financial position, or cash flows.

NOTE 18. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest was $3,459,000, $1,062,000 and $1,099,000 in fiscal 2006, 2005 and 2004, respectively. Cash paid for income taxes was $15,823,000, $8,176,000, and $2,688,000 in fiscal 2006, 2005 and 2004, respectively. Cash received from income tax refunds in fiscal 2006, 2005 and 2004 was $51,000, $101,000 and $72,000, respectively.

Cash investing activities related to acquisitions, including contingent purchase price payments to previous owners of acquired businesses, and any adjustments to the preliminary allocation of the purchase price of prior year acquisitions to the assets acquired and liabilities assumed for each of the three fiscal years ended October 31, is as follows:

	2006	2005	2004
Fair value of assets acquired:			
Liabilities assumed	$ 13,937,000	$ 5,202,000	$ 684,000
Minority interests in consolidated subsidiaries	6,301,000	–	–
Less:			
Goodwill	19,707,000	28,510,000	24,974,000
Inventories, net	21,342,000	4,645,000	707,000
Identifiable intangible assets	19,640,000	4,210,000	–
Accounts receivable, net	12,213,000	4,055,000	1,785,000
Accrued additional purchase consideration	3,045,000	–	–
Property, plant and equipment	690,000	4,904,000	1,311,000
Other assets	1,718,000	378,000	6,000
Acquisitions and related costs, net of cash acquired	$ (58,117,000)	$ (41,500,000)	$ (28,099,000)

In connection with the purchase of Sierra in December 2003 (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements), the Company issued shares of HEICO's Class A Common Stock valued at $3 million, which was allocated to goodwill.

In connection with certain acquisitions, the Company accrued additional purchase consideration aggregating $7.2 million and $3.0 million in fiscal 2006 and 2005, respectively, which was allocated to goodwill (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements).

Retained earnings were reduced by $29,393,000 in fiscal 2004 as a result of the 10% stock dividend described in Note 7, Shareholders' Equity – Stock Dividend, of the Notes to Consolidated Financial Statements.

There were no significant capital lease and/or other equipment financing activities during fiscal 2006, 2005, or 2004.

| MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING |

Management of HEICO Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*.

Based on our assessment, management believes that, as of October 31, 2006, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our assessment of the Company's internal control over financial reporting. Their report appears on the following page.

Date: January 12, 2007

/s/ LAURANS A. MENDELSON
Laurans A. Mendelson
Chief Executive Officer

/s/ THOMAS S. IRWIN
Thomas S. Irwin
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that HEICO Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of October 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended October 31, 2006 of the Company and our report dated January 12, 2007 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
January 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HEICO Corporation and subsidiaries as of October 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of October 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 12, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
January 12, 2007

MARKET FOR COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "HEI.A" and "HEI," respectively. The following tables set forth, for the periods indicated, the high and low share prices for the Class A Common Stock and the Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods.

Class A Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2005:			
First Quarter	$ 17.80	$ 13.70	$ .025
Second Quarter	17.63	14.67	-
Third Quarter	19.10	14.52	.025
Fourth Quarter	19.69	16.17	-
Fiscal 2006:			
First Quarter	$ 21.93	$ 16.90	$ .040
Second Quarter	29.65	19.73	–
Third Quarter	31.20	22.87	.040
Fourth Quarter	30.67	24.33	-

As of January 2, 2007, there were 906 holders of record of the Company's Class A Common Stock.

Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2005:			
First Quarter	$ 23.41	$ 17.86	$ .025
Second Quarter	22.72	18.55	-
Third Quarter	25.08	18.32	.025
Fourth Quarter	25.41	21.03	-
Fiscal 2006:			
First Quarter	$ 27.45	$ 21.87	$ .040
Second Quarter	34.69	24.56	–
Third Quarter	35.87	26.95	.040
Fourth Quarter	37.12	29.25	–

As of January 2, 2007, there were 871 holders of record of the Company's Common Stock.

In addition, as of January 2, 2007, there were approximately 3,000 holders of the Company's Class A Common Stock and Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 5,000 holders of both classes of common stock.

| HEICO CORPORATION |

Corporate Offices
3000 Taft Street
Hollywood, Florida 33021
Telephone 954-987-4000
Facsimile 954-987-8228
http://www.heico.com

| SUBSIDIARIES |

HEICO Aerospace Holdings Corp.
Hollywood, Florida
- HEICO Parts Group
  - Aero Design, Inc.
  - Aircraft Technology, Inc.
  - Aviation Facilities, Inc.
  - HEICO Aerospace Parts Corp.
  - Jet Avion Corporation
  - LPI Corporation
  - McClain International, Inc.
  - Rogers-Dierks, Inc.
  - Turbine Kinetics, Inc.
- HEICO Aerospace Corporation
- HEICO Repair Group
  - Future Aviation, Inc.
  - Inertial Airline Services, Inc.
  - Niacc/Avitech Technology, Inc.
  - Northwings Accessories Corp.
  - Prime Air, LLC
- HEICO Specialty Products Group
  - Jetseal, Inc.
  - Thermal Structures, Inc.
- HEICO Distribution Group
  - Seal Dynamics LLC

HEICO Electronic Technologies Corp.
Miami, Florida
- Analog Modules, Inc.
- Connectronics Corp. and Wiremax
- Engineering Design Team, Inc.
- HVT Group, Inc.
  - Dielectric Sciences, Inc.
  - Essex X-Ray & Medical Equipment LTD
- Leader Tech, Inc.
- Lumina Power, Inc.
- Radiant Power Corp.
- Santa Barbara Infrared, Inc.
- Sierra Microwave Technology, LLC

| REGISTRAR & TRANSFER AGENT |

Mellon Investor Services
Atlanta, GA
New York Stock Exchange Symbols
Class A Common Stock - "HEI.A"
Common Stock - "HEI"

| FORM 10-K AND BOARD OF DIRECTORS INQUIRIES |

The Company's Annual Report on Form 10-K for 2006, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters. Any inquiry to any member of the Company's Board of Directors, including, but not limited to "independent" Directors, should be addressed to such Director(s) care of the Company's Headquarters and such inquiries will be forwarded to the Director(s) of whom the inquiry is being made.

| ANNUAL MEETING |

The Annual Meeting of
Shareholders will be held at:
Conrad Miami Hotel
at Espirito Santo Plaza
1395 Brickell Avenue
Miami, Florida 33131
305.503.6500 on Friday,
March 16, 2007 at 10:00 a.m.

| SHAREHOLDER INFORMATION |

Elizabeth R. Letendre
Corporate Secretary
HEICO Corporation
3000 Taft Street
Hollywood, FL 33021
954.987.4000
954.987.8228 (fax)
eletendre@heico.com

OFFICERS & KEY TEAM MEMBERS

Laurans A. Mendelson
Chairman of the Board of Directors,
President and Chief Executive Officer,
HEICO Corporation

Joshua S. Abelson
Executive Vice President and
Chief Marketing Officer,
HEICO Aerospace Holdings Corp.

Jeff Andrews
Vice President and General Manager,
Niacc/Avitech Technology, Inc.

Vaughn Barnes
President,
HEICO Specialty Products Group
and Thermal Structures, Inc.

Robb M. Baumann
President, HEICO Parts Group

Jeffrey S. Biederwolf
Senior Vice President,
HEICO Component Repair Group - Miami

Barry Cohen
Chief Executive Officer and Founder,
Prime Air, LLC

Ian D. Crawford
President and Founder,
Analog Modules, Inc.

John DeFries
President,
Essex X-Ray and Medical Equipment LTD

Chris Duffy
General Manager,
Aircraft Technology, Inc.

Mike Garcia
General Manager - Structures,
HEICO Component Repair Group - Miami

Jerry Goldlust
President and Founder,
HVT Group, Inc.
and Dielectric Sciences, Inc.

William S. Harlow
Vice President, Corporate
Development, HEICO Corporation

Walter Howard
Vice President and General Manager,
Aero Design, Inc.

John F. Hunter
Executive Vice President and
Chief Operating Officer,
HEICO Aerospace Holdings Corp.

Thomas S. Irwin
Executive Vice President and
Chief Financial Officer,
HEICO Corporation

Kevin Kelly
President,
Rogers-Dierks, Inc.

Elizabeth R. Letendre
Corporate Secretary,
HEICO Corporation

Jack Lewis
President,
Aviation Facilities, Inc.

Omar Lloret
General Manager - Accessories,
HEICO Component Repair Group - Miami

David A. Lowry
President and Co-Founder,
Engineering Design Team, Inc.

Pat Markham
Vice President and General Manager,
HEICO Airfoils

Steve McHugh
President and Co-Founder,
Santa Barbara Infrared, Inc. and
Chief Operating Officer,
Electronic Technologies Group

Bruce McQuerry
Vice President and General Manager,
McClain International, Inc.

Eric A. Mendelson
President,
Flight Support Group,
HEICO Corporation

Victor H. Mendelson
President,
Electronic Technologies
Group and General Counsel,
HEICO Corporation

Luis J. Morell
President,
HEICO Repair Group

Dario Negrini
President,
Leader Tech, Inc.

William O'Brien
President & Co-Founder,
Lumina Power, Inc.

Bryan Peters
Senior Vice President and
General Manager,
Turbine Kinetics, Inc.

John Pollard
Vice President,
Jet Avion Corporation

James L. Reum
Executive Vice President,
HEICO Aerospace Holdings Corp.

Rex Reum
General Manager,
Jet Seal, Inc.

Michael B. Rezman
Vice President -
Product Line Development,
HEICO Parts Group

Thomas L. Ricketts
President, and Co-Founder,
Connectronics Corp. and Wiremax

Troy J. Rodriguez
President & Co-Founder,
Sierra Microwave Technology, LLC

James E. Roubian
President,
LPI Corporation

Alain Ruiz
General Manager -
Avionics and Instruments,
HEICO Component Repair Group - Miami

Kate Schaefer
Vice President - Sales and Marketing,
HEICO Parts Group

Val Shelley
Senior Vice President - Development,
HEICO Parts Group

Michael W. Siegel
Senior Vice President -
Finance and Administration,
HEICO Aerospace Holdings Corp.

Rick Stine
Senior Vice President -
Operations, HEICO Parts Group

David Susser
President,
HEICO Distribution Group and
Seal Dynamics LLC

Stephen J. Szpunar
Senior Vice President - Technical,
HEICO Parts Group

Gregg Tuttle
Vice President and General Manager,
Future Aviation, Inc.

Steven Walker
Corporate Controller,
HEICO Corporation

Jeff Williams
Vice President and General Manager,
Flight Specialties and Inertial Airline
Services, Inc.

BOARD OF DIRECTORS

Laurans A. Mendelson
Chairman, President and
Chief Executive Officer,
HEICO Corporation

Samuel L. Higginbottom
Former Chairman, President
and Chief Executive Officer,
Rolls-Royce, Inc.

Wolfgang Mayrhuber
Chairman of the Executive Board
and Chief Executive Officer,
Deutsche Lufthansa AG

Eric A. Mendelson
President, Flight Support Group,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies
Group and General Counsel,
HEICO Corporation

Albert Morrison, Jr.
Chairman Emeritus, Morrison,
Brown, Argiz & Farra, LLP,
Certified Public Accountants

Joseph W. Pallot
Partner, Devine Goodman
Pallot & Wells, P.A.

Dr. Alan Schriesheim
Retired Director,
Argonne National Laboratory

Frank J. Schwitter
Retired Partner,
Arthur Andersen LLP


Laurans A. Mendelson


Samuel L. Higginbottom


Wolfgang Mayrhuber


Eric A. Mendelson


Victor H. Mendelson


Albert Morrison, Jr.


Joseph W. Pallot


Dr. Alan Schriesheim


Frank J. Schwitter

Executive Officer Certifications

HEICO Corporation has filed with the U.S. Securities and Exchange Commission all required certifications of its Chief Executive Officer (CEO) and Chief Financial Officer regarding the quality of its public disclosures. HEICO Corporation's CEO also has submitted to the New York Stock Exchange (NYSE) the annual CEO certification stating that he is not aware of any violation by HEICO Corporation of the NYSE's corporate governance listing standards. All Board of Directors Committee Charters, Corporate Governance Guidelines as well as HEICO's Code of Ethics and Business Conduct are located on HEICO's web site at www.heico.com.

Certain statements in this annual report constitute forward-looking statements which may involve risks and uncertainties. HEICO's actual experience may differ materially from that discussed as a result of factors, including, but not limited to: lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services; product specification costs and requirements, which could cause our costs to complete contracts to increase; governmental and regulatory demands, export policies and restrictions, military program funding by U.S. and non-U.S. Government agencies or competition on military programs, which could reduce our sales; HEICO's ability to introduce new products and product pricing levels, which could reduce our sales or sales growth; HEICO's ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest rates and economic conditions within and outside of the aerospace, defense and electronics industries, which could negatively impact our costs and revenues. Parties receiving this material are encouraged to review all of HEICO's filings with the Securities and Exchange Commission, including, but not limited to filings on Form 10-K, Form 10-Q and Form 8-K. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



HEICO® CORPORATION

3000 Taft Street, Hollywood, Florida 33021
Telephone 954.987.4000 Fax 954.987.8228
http://www.heico.com

HEI Listed NYSE

END